                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-50808

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 7, 2000)

                      8,000,000 TRUST PREFERRED SECURITIES

                              TECO CAPITAL TRUST I
                  8.50% TRUST PREFERRED SECURITIES (TRUPS(R))
             ($25 LIQUIDATION AMOUNT PER TRUST PREFERRED SECURITY)
                     REPRESENTING A CORRESPONDING AMOUNT OF
                          COMPANY PREFERRED SECURITIES
                                       OF

                          TECO FUNDING COMPANY I, LLC
                   FULLY AND UNCONDITIONALLY GUARANTEED ON A
                          JUNIOR SUBORDINATED BASIS BY

                               TECO ENERGY, INC.

     A brief description of the 8.50% Trust Preferred Securities (TRUPS(R)) can be found under "PROSPECTUS SUPPLEMENT SUMMARY" in this prospectus supplement.
                            ------------------------
     We have received approval to list the 8.50% Trust Preferred Securities (TRUPS(R)) on the New York Stock Exchange. We expect trading of the 8.50% Trust Preferred Securities (TRUPS(R)) to begin within 30 days after they are first issued.

     INVESTING IN THE 8.50% TRUST PREFERRED SECURITIES (TRUPS(R)) INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-9.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                         PER TRUST PREFERRED SECURITY       TOTAL
                                                         ----------------------------    ------------
Public offering price..................................        $25.00                    $200,000,000
Underwriting commissions, to be paid by TECO Energy,
  Inc..................................................      See below                      See below
Proceeds to TECO Capital Trust I.......................        $25.00                    $200,000,000

                            ------------------------
     Underwriting commissions of $.7875 per 8.50% Trust Preferred Security (or $6,300,000 for all 8.50% Trust Preferred Securities) (TRUPS(R)) will be paid by TECO Energy, Inc.

     We expect that the 8.50% Trust Preferred Securities (TRUPS(R)) will be ready for delivery, in book-entry form only, through The Depository Trust Company on or about December 20, 2000.

     "TRUPS(R)" is a registered service mark of Salomon Smith Barney Inc. SALOMON SMITH BARNEY
               MERRILL LYNCH & CO.
                               MORGAN STANLEY DEAN WITTER
                                            PRUDENTIAL SECURITIES
                                                      UBS WARBURG LLC

December 14, 2000

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities or soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...............................   S-3
Risk Factors................................................   S-9
Use of Proceeds.............................................  S-12
Selected Financial Information..............................  S-13
Capitalization..............................................  S-14
Accounting Treatment........................................  S-15
Description of Securities...................................  S-15
Terms of the Trust Preferred Securities.....................  S-16
Terms of the Company Preferred Securities...................  S-18
Terms of the Junior Subordinated Notes......................  S-19
Book-Entry Issuance and Global Securities...................  S-20
United States Taxation......................................  S-22
Underwriting................................................  S-27

                            PROSPECTUS
About This Prospectus.......................................     1
Risk Factors................................................     1
Forward-Looking Statements..................................     1
TECO Energy.................................................     2
The TECO Limited Liability Companies........................     3
The TECO Trusts.............................................     4
Ratio of Earnings to Fixed Charges..........................     6
Description of the Trust Preferred Securities...............     7
Description of the Company Preferred Securities.............    13
Description of the Junior Subordinated Notes................    20
Description of the Guarantees...............................    28
Relationship Among the Trust Preferred Securities, Company
  Preferred Securities, the Junior Subordinated Notes and
  the Guarantees............................................    30
Book-Entry Issuance.........................................    32
Use of Proceeds.............................................    33
Plan of Distribution........................................    34
Legal Matters...............................................    35
Experts.....................................................    35
Where You Can Find More Information.........................    35

                         PROSPECTUS SUPPLEMENT SUMMARY

                              QUESTIONS & ANSWERS

     The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the 8.50% Trust Preferred Securities (TRUPS(R)). You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the trust preferred securities as well as the tax and other considerations that are important to you in making a decision about whether to invest in the trust preferred securities. You should pay special attention to the "RISK FACTORS" section beginning on page S-9 of this prospectus supplement to determine whether an investment in the trust preferred securities is appropriate for you.

WHAT ARE THE TRUST PREFERRED SECURITIES?

     Each trust preferred security represents an undivided beneficial interest in the assets of TECO Capital Trust I. Each trust preferred security will entitle the holder to receive quarterly cash distributions as described in this prospectus supplement. The trust is offering 8,000,000 trust preferred securities at a price of $25 for each trust preferred security.

WHAT IS THE TRUST?

     The trust is a Delaware business trust. Its principal place of business is c/o The Bank of New York, 101 Barclay Street, Floor 8th, New York, New York 10286 and its telephone number is (212) 815-5088.

     The trust will sell trust preferred securities to the public. The trust will use the proceeds from these sales to buy a corresponding amount of company preferred securities from TECO Funding Company I, LLC.

     The Bank of New York will act as property trustee of the trust. The Bank of New York (Delaware) will be the Delaware trustee.

WHAT IS TECO FUNDING COMPANY I, LLC?

     TECO Funding Company I, LLC is a Delaware limited liability company. Its principal place of business is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801 and its telephone number is (302) 552-3137.

     The limited liability company will sell company preferred securities to the trust and common securities to TECO Energy. The limited liability company will use the proceeds from the sale of the company preferred securities and the common securities to buy from TECO Energy a series of 8.50% junior subordinated notes due January 31, 2041, with the same financial terms as the company preferred securities. TECO Energy will guarantee payments to be made on the company preferred securities, and indirectly, the trust preferred securities as described below.

WHAT IS TECO ENERGY?

     We are an electric and gas utility holding company with important diversified activities. See "-- TECO Energy." We were organized under the laws of Florida in 1981. We have our principal office at 702 North Franklin Street, Tampa, Florida 33602. Our telephone number is (813) 228-4111.

     We will issue to TECO Funding Company I, LLC a series of 8.50% junior subordinated notes under an indenture pursuant to which The Bank of New York will act as trustee. In addition, we will guarantee certain payments by TECO Funding Company I, LLC under a guarantee under which The Bank of New York will act as trustee.

WHEN WILL QUARTERLY DISTRIBUTIONS BE PAID TO YOU?

     If you purchase the trust preferred securities, you are entitled to receive cumulative cash distributions at an annual rate of 8.50% of the liquidation amount of $25 per trust preferred security. Distributions will accumulate from the date the trust issues the trust preferred securities and will be paid quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning January 31, 2001.

WHEN CAN PAYMENT OF DISTRIBUTIONS TO YOU BE DEFERRED?

     TECO Energy can, on one or more occasions, defer interest payments on the junior subordinated notes held by the limited liability company for up to 20 consecutive quarterly periods. TECO Energy cannot defer interest payments beyond the maturity date of the junior subordinated notes, which is January 31, 2041.

     If TECO Energy defers interest payments on the junior subordinated notes held by the limited liability company, then the limited liability company will defer distributions on the company preferred securities.

     If the limited liability company defers distributions on the company preferred securities, then the trust will defer distributions on the trust preferred securities. During this deferral period, distributions will continue to accrue on the trust preferred securities at an annual rate of 8.50% of the liquidation amount of $25 per trust preferred security. Also, the deferred distributions will themselves accrue interest, compounded quarterly, at an annual rate of 8.50% (to the extent permitted by law). Once TECO Energy makes all interest payments on the junior subordinated notes, with accrued interest, it can again defer interest payments on the junior subordinated notes if no event of default under the junior subordinated notes has occurred and is continuing. Holders of company preferred securities will not be entitled to receive payments under TECO Energy's guarantee while distributions are deferred on the company preferred securities.

     During any period in which TECO Energy defers interest payments on the junior subordinated notes, TECO Energy will not be permitted to (with limited exceptions):

     - pay a dividend or make any distributions on its capital stock or redeem, purchase, acquire or make a liquidation payment on any of its capital stock, or make any guarantee payments with respect to the foregoing; or

     - make an interest, principal or premium payment on, or repurchase or redeem, any of its debt securities that rank equal to or junior to the junior subordinated notes.

     If TECO Energy defers payments of interest on the junior subordinated notes and, consequently, the limited liability company concurrently defers payments of interest on the company preferred securities, the limited liability company will nonetheless be required to continue to accrue interest (in the form of original issue discount) on the junior subordinated notes during the period of the deferral. This means you will be required to recognize interest income and include those amounts in your gross income for United States federal income tax purposes even though you will not have received any cash distributions relating to that interest income. See "UNITED STATES TAXATION -- U.S. Holders -- Interest Income and Original Issue Discount."

WHEN CAN THE TRUST REDEEM THE TRUST PREFERRED SECURITIES?

     The trust must redeem all of the outstanding trust preferred securities when the limited liability company redeems the company preferred securities held by the trust. The limited liability company will redeem the company preferred securities when TECO Energy pays the junior subordinated notes held by the limited liability company at maturity on January 31, 2041.

     In addition, if TECO Energy redeems in full the junior subordinated notes held by the limited liability company before their maturity date, then the limited liability company is required to use the cash it receives from the redemption to redeem, on a pro rata basis based upon respective liquidation preferences, company preferred securities and, subject to the preferential redemption rights of the company preferred securities, common securities having a liquidation preference equal to the principal amount of the junior subordinated notes redeemed, and the trust is required to use the cash that it receives from the redemption of the company preferred securities to redeem, on a pro rata basis, trust preferred securities having a liquidation amount equal to the liquidation preference of the company preferred securities redeemed. If TECO Energy redeems in part the junior subordinated notes held by the limited liability company before their maturity date, then the limited liability company will redeem the company preferred securities in full prior to any payment being made on the common securities.

     TECO Energy can redeem some or all of the junior subordinated notes before their maturity at 100% of their principal amount on one or more occasions at any time on or after December 20, 2005. TECO Energy may also redeem the junior subordinated notes, in whole but not in part, at any time if certain changes in tax or investment company law occur and other specified conditions are satisfied, as more fully described under "TERMS OF THE TRUST PREFERRED SECURITIES -- Special Redemption Events." In any event, TECO Energy will pay accrued interest to the date of redemption.

WHAT IS TECO ENERGY'S GUARANTEE OF THE TRUST PREFERRED SECURITIES?

     TECO Energy will guarantee the payments to the holders of the company preferred securities and, indirectly, the payments to the holders of the trust preferred securities as a result of their beneficial interest in the company preferred securities, based on:

     - our obligations to make payments on the junior subordinated notes;

     - our obligations under the guarantee agreement;

     - the provisions of the trust agreement;

     - the provisions of the limited liability company agreement; and

     - the provisions of the supplemental indenture.

TECO Energy's obligations under the junior subordinated notes are subordinate and rank junior in right of payment to all of our senior debt. At September 30, 2000, TECO Energy's senior debt totaled about $355 million, and our subsidiaries had additional aggregate senior debt of approximately $2.169 billion.

     TECO Energy's obligations under the guarantee are subordinate and junior in right of payment to our other senior liabilities.

WHEN COULD THE COMPANY PREFERRED SECURITIES BE DISTRIBUTED TO YOU?

     If certain changes in tax or investment company law occur with respect to the trust, then the trust may be dissolved. Upon such dissolution, the trust will liquidate (after satisfaction of any liabilities to creditors of the trust as provided by applicable law) by distributing the company preferred securities held by it to you and the other holders of trust preferred securities, on a pro-rata basis.

     If the company preferred securities are distributed as described above, TECO Energy is required to use its best efforts to list the company preferred securities on the New York Stock Exchange, or NYSE, or any other exchange on which the trust preferred securities are then listed or to ensure that the company preferred securities remain so listed, in place of the trust preferred securities. In addition, upon such distribution you would become subject to Form K-1 reporting requirements under the Internal Revenue Code of 1986, as amended.

WHEN COULD THE JUNIOR SUBORDINATED NOTES BE DISTRIBUTED TO YOU?

     If both the limited liability company and the trust dissolve, then the junior subordinated notes may be distributed directly to you.

     TECO Energy, as the holder of the common securities, may dissolve the limited liability company at any time. Upon such dissolution, the limited liability company will liquidate (after satisfaction of any liabilities to creditors of the limited liability company as provided by applicable law) by distributing the junior subordinated notes held by it to the holders of the company preferred securities until they have received their liquidation preference in full, plus accrued but unpaid distributions, and all remaining junior subordinated notes will be distributed to us as the holder of the common securities. If the trust were subsequently dissolved and the assets of the trust were distributed to you, then the junior subordinated notes would be distributed to you. If the trust were not dissolved, then an entity wholly-owned and controlled by TECO Energy would succeed the limited liability company as the depositor of the trust.

     If the junior subordinated notes are distributed as described above, TECO Energy is required to use its best efforts to list the junior subordinated notes on the NYSE or any other exchange on which the trust preferred securities are then listed, in place of the trust preferred securities.

WILL THE TRUST PREFERRED SECURITIES BE LISTED ON A STOCK EXCHANGE?

     We have received approval to list the trust preferred securities on the NYSE. Trading of the trust preferred securities is expected to begin within 30 days after they are first issued.

WILL HOLDERS OF THE TRUST PREFERRED SECURITIES HAVE ANY VOTING RIGHTS?

     If the holders of company preferred securities are entitled to vote under the limited liability company agreement, then the trust's property trustee will notify you, as a holder of trust preferred securities, of the voting right and ask you for specific direction as to the vote with respect to the company preferred securities represented by the trust preferred securities. Your vote or consent is not required for the trust to redeem and cancel the trust preferred securities in accordance with the trust agreement.

     See "DESCRIPTION OF THE TRUST PREFERRED SECURITIES -- Voting Rights; Amendment of Each Trust Agreement" in the accompanying prospectus.

IN WHAT FORM WILL THE TRUST PREFERRED SECURITIES BE ISSUED?

     The trust preferred securities will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company, or DTC, or its nominee. This means that you will not receive a certificate for your trust preferred securities and that your broker will maintain your position in the trust preferred securities. TECO Energy expects that the trust preferred securities will be ready for delivery through DTC on or about December 20, 2000.

                                  TECO ENERGY

OVERVIEW

     We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important diversified activities. Our diversified businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane natural gas production, the marketing of natural gas, energy services and engineering and, indirectly, the sale of propane gas. The following describes our principal operations.

     - Tampa Electric Company provides electric energy and related services to over 550,000 residential, commercial and industrial customers in its West Central Florida service area covering approximately 2,000 square miles, including the City of Tampa. Tampa Electric has approximately 3,800 megawatts of generating capacity in operation. It is in the process of repowering an older coal fired station to become a combined-cycle natural gas-fired facility resulting in the addition of 658 megawatts of generating capacity by 2004 and enhancing fuel diversity.

     - Peoples Gas System, acquired in 1997, is Florida's leading provider of natural gas. With a presence in most of Florida's major metropolitan areas, it serves over 250,000 residential and commercial customers. In early 2000, it completed a major expansion to Southwest Florida to market natural gas to a previously unserved high-growth area of the state.

     - TECO Power Services develops, builds, owns and operates electric generation facilities and electric distribution and transmission facilities primarily in the United States and Central America. It has approximately 6,800 net megawatts of generating capacity in operation, under construction or in the late stages of development. The operating generating units include the Hardee Power Station in Florida, the San Jose and Alborada generating plants in Guatemala, the Hamakua plant in Hawaii, the Chesapeake Commonwealth Station in Virginia on the Delmarva peninsula, wind and hydro power facilities in Central and South America and coal-fired facilities in Eastern Europe. It owns two combined-cycle plants in the early stages of construction in Mississippi and Arkansas, has an economic interest in two combined-cycle plants under construction in Texas and is in a joint venture to build, own and operate two combined-cycle natural gas fired generating stations in Arizona and Arkansas. It also has entered into a memorandum of understanding regarding the development with an affiliate of Texaco Inc. of an integrated gasification combined-cycle generation (IGCC) facility at the CITGO refinery in Lake Charles, Louisiana using Texaco gasification technology.

     - TECO Transport is a marine transportation business that operates a U.S.-flag fleet of oceangoing vessels, a river barge fleet and a dry-bulk commodity transfer and storage deep-water terminal. Its business is primarily moving commodities via domestic inland rivers, the Gulf of Mexico and the Caribbean, and to worldwide markets, including South America, Asia, Africa and Europe.

     - TECO Coal owns and operates several low-sulfur coal mines and handling facilities in Kentucky and Tennessee. It mines and ships more than eight million tons of coal annually for sale to domestic and European steel companies, as well as domestic utilities and industrial customers. In addition, it owns and operates two synthetic fuel production facilities that qualify for Section 29 tax credits through 2007.

STRATEGY

     Our business growth strategy is focused on the following three areas:

     - Capitalize on a growing Florida economy and the expected shift to a more competitive energy market in Florida with our electric and gas operations and energy services business. Tampa Electric believes that it has the competitive generating capacity to serve increased demand and expand its market share in a deregulated environment in Florida.

     - Increase TECO Power Services' portfolio of quality projects, particularly in the United States market, to become a leading generation company positioned to take advantage of competitive energy markets, including in Florida.

     - Expand our marine transportation business through improved asset utilization and asset additions.

                              RECENT DEVELOPMENTS

INVESTMENTS IN PANDA ENERGY PROJECTS

     On September 25, 2000, TECO Power Services announced a $93 million investment with an affiliate of Panda Energy International relating to two Texas projects totaling 2,000 gross megawatts. These projects are planned to be brought online in phases beginning in December 2000, with all the capacity anticipated to be in-service in the third quarter of 2001.

     On November 14, 2000, TECO Power Services announced a joint venture with Panda Energy International to build, own and operate two merchant power plants with an expected capital cost of $2.3 billion. The plant sites, which would have a combined capacity of nearly 4,600 megawatts, are located in El Dorado, Arkansas and Gila Bend, Arizona. The first phase of the El Dorado project is expected to begin commercial operation in the summer of 2002, with commercial operation of the entire facility expected in summer 2003. The Gila Bend project is expected to begin commercial operation in the spring of 2003, with all phases expected to be completed by the summer of the same year.

ACQUISITION OF GENPOWER PROJECTS

     On October 30, 2000, TECO Power Services announced its acquisition of GenPower's interests in two independent power projects being developed by GenPower in Arkansas and Mississippi. The combined capacity of the two plants, which are expected to begin operation during the second half of 2002, is nearly 1,200 megawatts. TECO Power Services' equity investment in the projects is expected to be about $330 million, with total capital costs of the projects being $730 million.

DEVELOPMENT RIGHTS FOR CITGO PROJECT

     On November 16, 2000, TECO Power Services announced the signing of a memorandum of understanding with CITGO Petroleum Corporation providing for the exclusive right to develop a 574-net megawatt integrated gasification combined-cycle power plant adjacent to CITGO's Lake Charles Manufacturing Complex in Louisiana using Texaco proprietary gasification technology. Texaco Power and Gasification Global, Inc. will have the right to participate in the development of the project. The plant is not expected to begin commercial operation before January 2005.

RATINGS DOWNGRADE

     In July and October 2000, Fitch Investors Service, Inc. and Standard & Poor's Ratings Services, respectively, lowered the ratings on the debt securities of TECO Energy and Tampa Electric, as described below. Each rating agency indicated that the rating outlook remained negative.

                                        FITCH          STANDARD & POOR'S
ISSUER              SECURITY      INVESTORS SERVICE     RATINGS SERVICES
------          ----------------  ------------------   ------------------
                                  PREVIOUS   CURRENT   PREVIOUS   CURRENT
                                   RATING    RATING     RATING    RATING
                                  --------   -------   --------   -------
TECO Energy     Senior Unsecured   AA-        A         AA-        A-
Tampa Electric   Senior Secured    AA+        AA        AA         A
                Senior Unsecured   AA         AA-       AA         A

In addition, in November 2000, Moody's Investors Service, Inc., or Moody's, placed the ratings of these securities on review for potential downgrade. These actions were attributed to our increased debt levels and changing risk profile associated with the expansion of our independent power development activities, as well as the required capital outlays of Tampa Electric and the uncertainties related to industry restructuring.

     The foregoing ratings do not apply to the trust preferred securities, the company preferred securities or the junior subordinated notes described in this prospectus supplement, each of which is junior and subordinate to the rated senior debt securities.

     An explanation of the significance of the ratings of the rating agencies may be obtained from each rating agency furnishing the same. The ratings express only the views of the rating agencies. Generally, a rating agency bases its rating on the information and materials furnished to it and on investigations, studies and assumptions of its own. There is no assurance that those ratings will be maintained for any given period of time or that they may not be lowered or withdrawn entirely by the rating agency if in its judgment circumstances so warrant. Any such downward change in or withdrawal of any of the ratings of TECO Energy or Tampa Electric may have an adverse effect on the market price of the trust preferred securities.

     Moody's is contemplating a change in its ratings criteria, which could result in a reassignment of the rating of the trust preferred securities by Moody's. Moody's proposed move to a single scale is not a credit event, but is instead intended to increase the comparability of financial instruments.

                                  RISK FACTORS

     Your investment in the trust preferred securities will involve certain risks. You should carefully consider the following discussion of risks related to investment in the trust preferred securities, and the other information in this prospectus supplement and the accompanying prospectus, before deciding whether an investment in the trust preferred securities is suitable for you.

TECO ENERGY'S OBLIGATIONS UNDER THE JUNIOR SUBORDINATED NOTES AND THE GUARANTEE ARE SUBORDINATED.

     TECO Energy's obligations under the junior subordinated notes will rank junior in priority of payment to all of our senior debt. In addition, although an event of default under our senior debt would not necessarily constitute a default under the junior subordinated note indenture, TECO Energy will not be permitted to make any payments on the junior subordinated notes:

     - if we default on a payment of senior debt and the default is not cured or waived within the applicable grace period; or

     - until the senior or subordinated indebtedness is paid in full if the indebtedness has become immediately due because of a default.

     The junior subordinated notes are obligations exclusively of TECO Energy, which, as a holding company, has no material assets other than our ownership of the common stock of our subsidiaries, including Tampa Electric Company. Dividends and other distributions from subsidiaries are TECO Energy's only ongoing source of revenues from which to repay the junior subordinated notes. Although the default provisions described above do not apply to a default by one of TECO Energy's subsidiaries, a subsidiary may be prohibited from paying dividends or making other distributions to TECO Energy when it is in default. At September 30, 2000, senior debt of TECO Energy totaled approximately $355 million and the aggregate senior debt of all of our subsidiaries equaled approximately $2.169 billion.

     TECO Energy's obligations under the guarantee will rank subordinate and junior in right of payment to all of our senior debt. As a result, TECO Energy will be prohibited from making any payments on the guarantee if we default on a payment on any of our other senior liabilities. In addition, in the event of the bankruptcy, liquidation or dissolution of TECO Energy, our assets would be available to pay obligations under the guarantee only after TECO Energy made all payments on our other senior liabilities.

     Neither the trust preferred securities, the company preferred securities, the junior subordinated notes nor the guarantee limit the ability of TECO Energy or its subsidiaries to incur additional debts, including debts that rank senior in priority of payment to the junior subordinated notes and the guarantee. See "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES -- Ranking of the Junior Subordinated Notes" and "DESCRIPTION OF THE GUARANTEES -- Status of the Guarantees" in the accompanying prospectus.

TECO ENERGY'S SUBSIDIARIES MAY BE RESTRICTED IN PROVIDING FUNDS FOR PAYMENTS TO THE TRUST.

     TECO Energy's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the junior subordinated notes or otherwise to make any funds available to TECO Energy, including the payment of dividends or other distributions or the extension of loans or advances. The ability of those subsidiaries to make any payments to TECO Energy depends upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries' earnings, which are subject to various business risks.

     The indenture does not limit TECO Energy or our subsidiaries if any of them decides to issue additional debt.

THE TRUST WILL PAY SCHEDULED DISTRIBUTIONS ON THE TRUST PREFERRED SECURITIES ONLY IF THE TRUST RECEIVES CASH PAYMENTS FROM THE LIMITED LIABILITY COMPANY OR FROM TECO ENERGY.

     The ability of the trust to pay scheduled distributions on the trust preferred securities, the redemption price of the trust preferred securities and the liquidation amount of each trust preferred security is dependent upon TECO Energy making the related payments to the limited liability company on the junior subordinated notes when due, or making payments on the company preferred securities under the related guarantee.

     If TECO Energy defaults on the obligations to pay principal or interest to the limited liability company on the junior subordinated notes, then the limited liability company will not have sufficient funds to pay distributions, the redemption price or the liquidation amount of each company preferred security held by the trust. If the trust does not have sufficient funds, it will be unable to pay distributions, the redemption price or the liquidation preference of the trust preferred securities held by you.

     Instead you:

     - may sue TECO Energy directly or seek other remedies to collect your pro rata share of payments owed; or

     - may rely on the property trustee to enforce the trust's rights under the company preferred securities and, indirectly, the junior subordinated notes.

DEFERRAL OF DISTRIBUTIONS WILL HAVE TAX CONSEQUENCES FOR YOU AND MAY AFFECT THE TRADING PRICE OF THE TRUST PREFERRED SECURITIES.

     So long as no event of default under the junior subordinated notes has occurred and is continuing, TECO Energy can, on one or more occasions, defer interest payments on the junior subordinated notes for up to 20 consecutive quarterly periods. If TECO Energy defers interest payments on the junior subordinated notes, the limited liability company will defer distributions on the company preferred securities and the trust will defer distributions on the trust preferred securities during any deferral period. However, distributions would still accumulate on each of the company preferred securities and the trust preferred securities and the deferred distributions would themselves accrue interest, compounded quarterly, at the rate of 8.50% per annum (to the extent permitted by law).

     If TECO Energy defers interest payments on the junior subordinated notes, you generally will be required to recognize interest income for United States federal income tax purposes (based on your pro rata share of the trust's share of the accrued interest on the junior subordinated notes held by the limited liability company) before you receive any cash relating to that interest. In addition, you will not receive the cash if you sell the trust preferred securities before the end of any deferral period or before the record date relating to distributions which are paid.

     TECO Energy has no current intention of deferring interest payments on the junior subordinated notes. However, if it exercises its right in the future, the trust preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the junior subordinated notes. If you sell the trust preferred securities during an interest deferral period, you may not receive the same return on investment as someone else who continues to hold the trust preferred securities. In addition, the existence of TECO Energy's right to defer payments of interest on the junior subordinated notes may mean that the market price for the trust preferred securities (which ultimately represent an undivided beneficial interest in the junior subordinated notes) may be more volatile than other securities that do not have these rights.

     See "UNITED STATES TAXATION" for more information regarding the tax consequences of purchasing, holding and selling the trust preferred securities.

TRUST PREFERRED SECURITIES MAY BE REDEEMED AT ANY TIME IF SPECIFIED CHANGES IN TAX OR INVESTMENT COMPANY LAWS OCCUR.

     If certain changes in tax or investment company laws occur and are continuing, and other conditions are satisfied, TECO Energy has the right to redeem the junior subordinated notes, in whole but not in part, at any time. Any redemption will cause a mandatory redemption by the limited liability company of all company preferred securities and common securities having a liquidation preference equal to the aggregate amount of the junior subordinated notes to be redeemed. Consequently, any such redemption will cause a mandatory redemption by the trust of the trust preferred securities at a redemption price equal to $25 per trust preferred security plus any accrued and unpaid distributions. For more information, see the discussion under "DESCRIPTION OF THE JUNIOR SUBORDINATED
NOTES -- Redemption" and "DESCRIPTION OF THE COMPANY PREFERRED
SECURITIES -- Redemption or Exchange" in the accompanying prospectus.

TRUST PREFERRED SECURITIES MAY BE REDEEMED AT THE OPTION OF TECO ENERGY.

     TECO Energy may elect to redeem the junior subordinated notes in whole, at any time, or in part, from time to time, on or after December 20, 2005, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date. See "TERMS OF THE JUNIOR SUBORDINATED NOTES -- Redemption" in this prospectus supplement and "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES -- Redemption" in the accompanying prospectus. You should assume that TECO Energy will exercise its redemption option if TECO Energy is able to refinance at a lower interest rate or if it is otherwise in TECO Energy's interest to redeem the junior subordinated notes. If the junior subordinated notes are redeemed, the limited liability company must redeem the company preferred securities and the common securities having an aggregate liquidation preference equal to the aggregate principal amount of the junior subordinated notes redeemed, subject to the preferential redemption rights of the company preferred securities, and, consequently, the trust must redeem the trust preferred securities having an aggregate liquidation amount equal to the aggregate liquidation preference of the company preferred securities redeemed. See "DESCRIPTION OF THE TRUST PREFERRED SECURITIES -- Redemption" and "DESCRIPTION OF THE COMPANY PREFERRED SECURITIES -- Redemption or Exchange" in the accompanying prospectus.

THE MARKET PRICE OF THE TRUST PREFERRED SECURITIES, THE COMPANY PREFERRED SECURITIES OR THE JUNIOR SUBORDINATED NOTES MAY BE LOWER THAN THE PRICE THAT YOU PAID AND MAY BE VOLATILE.

     The trust preferred securities that you purchase, the company preferred securities that you may receive upon dissolution of the trust or upon withdrawal of the company preferred securities from the trust, or the junior subordinated notes that you as a holder of trust preferred securities may receive upon a dissolution of both the limited liability company and the trust, may trade at a discount to the price that you paid to purchase the trust preferred securities offered by this prospectus supplement. Because TECO Energy has the right to defer interest payments on the junior subordinated notes, the market price of the trust preferred securities may be lower than the price that you paid and may be volatile.

TECO ENERGY MAY DISSOLVE THE LIMITED LIABILITY COMPANY, OR THE LIMITED LIABILITY COMPANY MAY DIRECT THE TRUST TO DISTRIBUTE ALL OF ITS ASSETS, WHICH MAY RESULT IN ADVERSE TAX CONSEQUENCES FOR YOU.

     TECO Energy, as the holder of the common securities, has the right to dissolve the limited liability company at any time. Upon such dissolution, the limited liability company will liquidate (after satisfaction of any liabilities to creditors of the limited liability company as provided by applicable law) by distributing the junior subordinated notes held by it first to the holders of the company preferred securities, including the trust, until they have received their liquidation preference in full plus accrued but unpaid distributions and all remaining junior subordinated notes will be distributed to the holders of the common securities.

     If the limited liability company is characterized for United States federal income tax purposes as an association taxable as a corporation at the time it distributes all of its assets, or if there is a change in law, the distribution of junior subordinated notes may be a taxable event to holders of the company preferred securities. Under current United States federal income tax law, so long as the limited liability company is not taxable as a corporation, a distribution of junior subordinated notes should not be a taxable event.

     In addition, if a Tax Event or an Investment Company Event occurs with respect to the trust, the limited liability company has the right to direct the property trustee to distribute all assets of the trust, consisting of company preferred securities or junior subordinated notes (if the limited liability company has previously dissolved), to the holders of the trust preferred securities on a pro rata basis. Upon such distribution of company preferred securities, the holders of the company preferred securities, or their nominees, will become subject to Form K-1 reporting requirements under the Internal Revenue Code of 1986, as amended.

     If the trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time it distributes all of its assets, or if there is a change in law, the distribution to you of junior subordinated notes or company preferred securities, as the case may be, may be a taxable event to you. Under current United States federal income tax law, so long as the trust is not taxable as a corporation, a distribution to you of junior subordinated notes or company preferred securities should not be a taxable event to you.

     TECO Energy and the limited liability company will likely exercise these rights if unfavorable changes in tax law or investment company law occur. See "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES -- Redemption" and "DESCRIPTION OF THE COMPANY PREFERRED SECURITIES -- Redemption or Exchange" in the accompanying prospectus.

                                USE OF PROCEEDS

     The trust will use all of the proceeds it receives from the sale of its trust preferred securities to purchase from the limited liability company the corresponding company preferred securities. The limited liability company will use all of the proceeds it receives from the sale of its company preferred securities and common securities to purchase from us the corresponding junior subordinated notes. We intend to use the proceeds from our sale of the junior subordinated notes to the limited liability company to reduce the commercial paper balances of TECO Finance, which as of November 30, 2000 had a weighted average interest rate of 6.59% and a weighted average maturity of 44 days. We may also use the proceeds for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures and other business opportunities. Pending such uses, we will invest the net proceeds in short-term, interest bearing, investment grade securities or guaranteed obligations of the United States or other governments or their agencies.

                         SELECTED FINANCIAL INFORMATION

     At November 30, 2000, TECO Energy had no short-term indebtedness and TECO Finance had short-term indebtedness of approximately $1.1 billion outstanding with various remaining terms until maturity of 112 days or less and with fixed interest rates ranging from 6.5% to 6.7%.

     The table below presents selected historical financial information of TECO Energy and its subsidiaries. We derived this information from the audited financial statements for the years ended December 31, 1995 through December 31, 1999 and from unaudited financial statements for the nine months ended September 30, 1999 and September 30, 2000. This information is only a summary. You should read it in connection with our historical financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference in this document. See "Where You Can Find More Information" in the accompanying prospectus.

                           NINE MONTHS ENDED
                             SEPTEMBER 30,                        YEARS ENDED DECEMBER 31,
                          -------------------   ------------------------------------------------------------
                            2000       1999       1999         1998         1997         1996         1995
                          --------   --------   --------     --------     --------     --------     --------
                                                 (MILLIONS, EXCEPT PER SHARE AMOUNT)
Revenues................  $1,698.7   $1,493.0   $1,983.0     $1,955.7     $1,860.8     $1,773.2(4)  $1,656.6(4)
                          ========   ========   ========     ========     ========     ========     ========
Net income:
  From continuing
     operations.........  $  193.0   $  158.2   $  200.9(1)  $  204.2(2)  $  211.5(3)  $  217.6(4)  $  201.9(4)
  From discontinued
     operations.........        --       (2.5)      (2.5)        (3.8)        (6.6)        (1.1)        (1.6)
  Disposal of
     discontinued
     operations.........        --      (12.3)     (12.3)         6.1         (3.0)          --           --
                          --------   --------   --------     --------     --------     --------     --------
Net income..............  $  193.0   $  143.4   $  186.1(1)  $  206.5(2)  $  201.9(3)  $  216.5(4)  $  200.3(4)
                          ========   ========   ========     ========     ========     ========     ========
Total assets............  $5,170.1   $4,353.6   $4,690.1     $4,179.3     $3,960.4     $3,901.6(4)  $3,801.0(4)
Earnings per average
  share (EPS)
  outstanding -- basic:
  From continuing
     operations.........  $   1.53   $   1.20   $   1.53(1)  $   1.55(2)  $   1.62(3)  $   1.68(4)  $   1.57(4)
  From discontinued
     operations.........        --      (0.02)     (0.02)       (0.03)       (0.05)       (0.01)       (0.01)
  Disposal of
     discontinued
     operations.........        --      (0.09)     (0.09)         .05        (0.03)          --           --
                          --------   --------   --------     --------     --------     --------     --------
Earnings per average
  common share
 outstanding -- basic...  $   1.53   $   1.09   $   1.42(1)  $   1.57(2)  $   1.54(3)  $   1.67(4)  $   1.56(4)
                          ========   ========   ========     ========     ========     ========     ========
Common dividends paid
  per common share(5)...  $  0.995   $  0.960   $  1.285     $  1.225     $  1.165     $  1.105     $ 1.0475
                          ========   ========   ========     ========     ========     ========     ========

---------------
(1) Includes the effect of charges discussed in Note L of the Notes to the Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the SEC on March 29, 2000, which reduced net income by $19.6 million and earnings per share by $0.15 in 1999.

(2) Includes the effect of charges discussed in Note L of the Notes to the Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 1999 as filed with the SEC on March 29, 2000, which reduced net income by $19.6 million and earnings per share by $0.15 in 1998.

(3) Includes the effect of merger-related transaction expenses, which reduced net income by $5.3 million and earnings per share by $0.04 in 1997.

(4) Amounts shown prior to 1997 have been restated to include the results of the Peoples Gas companies merger.

(5) Dividend paid for TECO Energy Common Stock (not restated for Peoples Gas companies merger).

                                 CAPITALIZATION

     The following table summarizes the historical capitalization of TECO Energy and its subsidiaries at September 30, 2000, and our capitalization as adjusted to reflect the assumed issuance and sale of an aggregate $200 million liquidation amount of trust preferred securities. The long-term debt shown does not include $228 million of long-term debt due within one year.

                                                                  SEPTEMBER 30, 2000
                                                              ---------------------------
                                                              ACTUAL       AS ADJUSTED
                                                              ------    -----------------
                                                              AMOUNT    AMOUNT    PERCENT
                                                              ------    ------    -------
                                                                 (DOLLARS IN MILLIONS)
Capital Structure:
  Long-term debt............................................  $1,360    $1,360      44.0%
  Company preferred securities of TECO Funding I, LLC
     holding solely junior subordinated notes of the
     company................................................      --       200       6.5%
  Common equity.............................................   1,530     1,530      49.5%
                                                              ------    ------     -----
     Total capitalization...................................  $2,890    $3,090     100.0%
                                                              ======    ======     =====
  Short-term debt...........................................  $  936    $  736      23.8%
                                                              ======    ======     =====

                              ACCOUNTING TREATMENT

     The limited liability company will be treated as a TECO Energy subsidiary, and the accounts of the limited liability company will be included in our financial statements. The existence of the trust is for the sole purpose of issuing trust preferred securities and using the proceeds to purchase company preferred securities from the limited liability company. The accounts of the trust will not be consolidated with our financial statements. The company preferred securities will be presented as a separate line item in our balance sheet and disclosures concerning the trust preferred securities, the company preferred securities, the guarantee and the junior subordinated notes will be included in the notes to the financial statements. We will record distributions paid on the company preferred securities as an expense.

                           DESCRIPTION OF SECURITIES

     This prospectus supplement discloses the specific terms and provisions of the trust preferred securities, the company preferred securities and the junior subordinated notes and supplements the general description of the terms and provisions of these securities in the accompanying prospectus. These summaries are not meant to be a complete description of each security. However, this prospectus supplement and the accompanying prospectus contain the material terms and conditions for each security. For more information, please refer to the trust agreement, limited liability company agreement, the indenture, the guarantee and the supplemental indenture of TECO Energy authorizing the issuance of the junior subordinated notes. The indenture and forms of the other documents are filed as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. All terms used in this prospectus supplement have the meanings given to them in these documents.

                    TERMS OF THE TRUST PREFERRED SECURITIES

DISTRIBUTIONS

     The trust preferred securities represent undivided beneficial interests in the assets of the trust, which consist of a corresponding amount of the company preferred securities together with related rights under the guarantee. Distributions on the company preferred securities will be passed on to you as a holder of the trust preferred securities. The trust is required to make distributions on the trust preferred securities concurrently with, and in the same amount as, the distributions on the company preferred securities. See "TERMS OF THE COMPANY PREFERRED SECURITIES."

     The revenue of the trust available for distribution to holders of the trust preferred securities will be limited to payments under the company preferred securities it owns. The trust will invest the proceeds from the issuance and sale of its trust preferred securities in the company preferred securities. It will have no other assets. If we do not make interest payments on the junior subordinated notes and as a result the limited liability company is unable to make distributions on the company preferred securities, the property trustee will not have funds available to pay distributions on the trust preferred securities. We have guaranteed the payment of distributions on the company preferred securities as set forth under the caption "DESCRIPTION OF THE GUARANTEES" in the accompanying prospectus.

     At any time and from time to time, so long as no event of default has occurred and is continuing under the junior subordinated notes held by the limited liability company, we may defer interest payments on the junior subordinated notes for up to 20 consecutive quarters. However, no deferral period will extend beyond the maturity date of the junior subordinated notes. During any deferral period, the limited liability company will defer quarterly distributions on the company preferred securities, and the trust will defer quarterly distributions on the trust preferred securities, but the amount of distributions due to you will continue to accumulate at the rate stated above, compounded quarterly to the extent permitted by law.

     TECO Energy has no current intention to exercise its right to defer interest payments on the junior subordinated notes issued to the limited liability company. If we defer interest payments on the junior subordinated notes, we would be subject to restrictions relating to the payment of dividends on or purchases of our capital stock and payments on our debt securities ranking equal with or junior to the junior subordinated notes. See "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES -- Option to Extend Interest Payment Date" in the accompanying prospectus.

     Distributions on the trust preferred securities will be payable to the holders as they appear on the register of the trust on the relevant record dates, which as long as the trust preferred securities remain in book-entry form, will be one business day prior to the relevant distribution date. Subject to any applicable laws and regulations, and to the provisions of the trust agreement, distribution payments will be made as described under the section captioned "BOOK-ENTRY ISSUANCE AND GLOBAL SECURITIES" in this prospectus supplement. In the event that any trust preferred securities are not in book-entry form, the relevant record date for such trust preferred securities shall be a date at least 15 days prior to the distribution date.

     See the accompanying prospectus for additional terms of the trust preferred securities, including provisions relating to the deferral of distributions and the payment of distributions.

REDEMPTION

     The trust preferred securities can be redeemed only upon redemption of the company preferred securities and junior subordinated notes. If the limited liability company redeems the company preferred securities in accordance with its limited liability company agreement, then the limited liability company is required to give the property trustee at least 35 days' and not more than 60 days' prior notice before doing so. The property trustee is required to mail the notice of redemption to the holders of trust preferred securities not less than 25 days prior to the date fixed for redemption of the company preferred securities.

     When TECO Energy pays the junior subordinated notes at maturity on January 31, 2041, or upon early redemption, the limited liability company is required to redeem the company preferred securities. If less than all of the company preferred securities are redeemed by the limited liability company, then the aggregate redemption amount payable on the company preferred securities to be redeemed will be allocated pro rata among the trust preferred securities. The property trustee is required to use the proceeds from the redemption of the company preferred securities to redeem a like amount of the trust preferred securities. The trust preferred securities (unless there is a default under the junior subordinated notes) will be redeemed at a price equal to the liquidation amount of $25 per trust preferred security plus accrued and unpaid distributions to the date of redemption.

SPECIAL REDEMPTION EVENTS

     If a Tax Event or an Investment Company Event, each as defined in the accompanying prospectus under the heading "DESCRIPTION OF THE TRUST PREFERRED SECURITIES -- Redemption," has occurred and is continuing, TECO Energy may redeem the junior subordinated notes, in whole but not in part. This will cause a mandatory redemption of the company preferred securities and the common securities by the limited liability company, and a mandatory redemption of the trust preferred securities by the trust, in whole but not in part, within 90 days following the occurrence of the Tax Event or the Investment Company Event, as the case may be, at the liquidation amount of $25 per trust preferred security plus accrued and unpaid distributions to the date of redemption.

     However, if a Tax Event occurs, and we can eliminate the Tax Event within the 90-day period by taking some action, such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on TECO Energy, the limited liability company, the trust or the trust preferred security holders, we will pursue that action instead. TECO Energy may not redeem the junior subordinated notes while the trust or the property trustee is pursuing any similar action based on its obligations under the trust agreement.

     See the accompanying prospectus for other redemption provisions and for redemption procedures.

WITHDRAWAL OF THE COMPANY PREFERRED SECURITIES

     Any holder of the trust preferred securities may withdraw all, but not less than all, of the company preferred securities represented by such trust preferred securities by providing a written notice to the property trustee, with evidence of beneficial ownership in form satisfactory to the property trustee, and providing to the limited liability company such documents or information as the limited liability company may request for tax reporting purposes. The holder's notice will also be deemed to be the agreement of the beneficial owner to be subject to the terms of the limited liability company agreement applicable to the holders of the company preferred securities. Income earned from the company preferred securities after their withdrawal will be reported annually to you and the Internal Revenue Service on Schedule K-1 and not on Form 1099. See "DESCRIPTION OF THE TRUST PREFERRED SECURITIES -- Withdrawal of the Company Preferred Securities" in the accompanying prospectus.

                   TERMS OF THE COMPANY PREFERRED SECURITIES

DISTRIBUTIONS

     Distributions on the company preferred securities are cumulative and will accumulate from the date they are first issued at the annual rate of 8.50% of the $25 per company preferred security liquidation preference. Distributions will be payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning January 31, 2001. Distributions not paid when due will accumulate additional distributions, compounded quarterly, at the annual rate of 8.50% on the amount of unpaid distributions (to the extent permitted by law). The term "distributions" includes any of these distributions. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

     The limited liability company is required to distribute all payments it receives on the junior subordinated notes to holders of the company preferred securities and common securities, subject to the preferential rights of the company preferred securities. If the limited liability company fails to make a payment on the company preferred securities after having received payment on the junior subordinated notes, holders of the company preferred securities may enforce their rights under the guarantee.

     If distributions are payable on a date that is not a business day, payment will be made on the next business day, without any interest or other payment in respect for any delay. However, if the next business day is in the next calendar year, payment of distributions will be made on the preceding business day. A "business day" means a day on which banks are open for business in New York and Delaware.

     See the accompanying prospectus for additional terms of the company preferred securities, including provisions relating to the deferral of distributions, the payment of distributions and the subordination of the common securities.

REDEMPTION

     When TECO Energy pays the junior subordinated notes at maturity on January 31, 2041, or upon early redemption, the limited liability company is required to use the proceeds to redeem a like amount of the company preferred securities and common securities, subject to the preferential rights of the company preferred securities. The company preferred securities and, subject to the preferential rights of the company preferred securities, the common securities, will be redeemed at a price equal to the liquidation amount of $25 per security plus accrued and unpaid distributions to the date of redemption.

     If less than all of the company preferred securities and common securities are to be redeemed on a redemption date, then the company preferred securities shall be redeemed prior to any redemption of the common securities. See "DESCRIPTION OF THE COMPANY PREFERRED SECURITIES -- Redemption or Exchange" and " -- Redemption and Exchange Procedures" in the accompanying prospectus.

                     TERMS OF THE JUNIOR SUBORDINATED NOTES

     The junior subordinated notes will be issued as a series under a supplemental indenture supplementing the indenture. The junior subordinated notes are unsecured and rank subordinate and junior in right of payment to all of our senior debt securities and subordinated debt securities, if any.

INTEREST RATE AND MATURITY

     The junior subordinated notes will mature on January 31, 2041, and will bear interest at the annual rate of 8.50% of the principal amount thereof, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning January 31, 2001. Interest payments not paid when due will accrue additional interest compounded quarterly, at the annual rate of 8.50% on the amount of unpaid interest (to the extent permitted by law). The term "interest payments" includes this additional interest. The amount of interest payable for any period will be computed based on a 360-day year of twelve 30-day months. The interest payment provisions for the junior subordinated notes correspond to the distribution provisions of the company preferred securities.

     See the accompanying prospectus for other terms of the junior subordinated notes, including provisions relating to the deferral of interest payments, under "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES."

REDEMPTION

     TECO Energy has the option to redeem the junior subordinated notes prior to maturity at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date in whole or in part at any time on or after December 20, 2005, or in whole but not in part if a Tax Event or an Investment Company Event has occurred and is continuing.

DISTRIBUTION OF JUNIOR SUBORDINATED NOTES

     If the property trustee ultimately distributes the junior subordinated notes to the trust preferred securities holders upon the dissolution and liquidation of the limited liability company and the trust, the junior subordinated notes will be issued in denominations of $25 and integral multiples thereof. TECO Energy anticipates that the junior subordinated notes would be distributed in the form of one or more global securities and DTC, or any successor depositary for the trust preferred securities, would act as depositary for the junior subordinated notes. The depositary arrangements for the junior subordinated notes would be substantially similar to those in effect for the trust preferred securities.

     If the junior subordinated notes are distributed, TECO Energy will use its best efforts to cause the listing of the junior subordinated notes on the NYSE, or any other exchange on which the trust preferred securities are then listed, in place of the trust preferred securities.

     For a description of DTC and the terms of the depository arrangements relating to payments, transfers, voting rights, redemption and other notices and other matters, see "BOOK-ENTRY ISSUANCE AND GLOBAL SECURITIES" below.

                   BOOK-ENTRY ISSUANCE AND GLOBAL SECURITIES

     The trust preferred securities and, if held by the holders of the trust preferred securities after dissolution of the limited liability company and trust, as the case may be, the junior subordinated notes and the company preferred securities, may be issued in whole or in part in the form of one or more global securities. If securities are issued in the form of one or more global securities, then the global securities will be registered in the name of the depositary or the nominee of the depositary. The global securities will be delivered to the depositary for credit to the accounts of the holders of beneficial interests in the securities.

     Neither TECO Energy, the limited liability company, the trust, the property trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

     The depositary will be DTC. Book-entry securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged for the individual securities that it represents, a book-entry security may not be transferred except as a whole to a nominee of the depositary or to a successor depositary or any nominee of the successor.

     DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the NYSE, the American Stock Exchange and the National Association of Securities Dealers. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of book-entry securities within the DTC system must be made by or through direct participants, which will receive a credit for the book-entry securities on DTC's records. The ownership interest of each actual purchaser of each book-entry security, or Beneficial Owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the Beneficial Owners purchased book-entry securities. Transfers of ownership interests in the book-entry securities are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in book-entry securities, except in the event that use of the book-entry system is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     To facilitate subsequent transfers, all book-entry securities deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of book-entry securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the book-entry securities; DTC's records reflect only the identity of the direct participants to whose accounts such book-entry securities are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     TECO Energy, the limited liability company and the trust expect that conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to Beneficial Owners and the voting rights of direct participants, indirect participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. as the registered holder of the book-entry securities.

     Although voting with respect to the book-entry securities is limited to the holders of record of the book-entry securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to book-entry securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee or entity as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts such book-entry securities are credited on the record date identified in a listing attached to the omnibus proxy.

     Distribution payments on the trust preferred securities, company preferred securities or the junior subordinated notes held in book-entry form will be made to DTC. We have been advised that DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC, the relevant trustee, the limited liability company, the trust or TECO Energy, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment on book-entry securities to DTC is TECO Energy's responsibility or the responsibility of the limited liability company or property trustee, as applicable, disbursement of such payments to direct participants is the responsibility of DTC and disbursements of such payments to the Beneficial Owners is the responsibility of direct and indirect participants.

     If a depositary for a series of trust preferred securities is at any time unwilling, unable or ineligible to continue as depositary and the limited liability company does not appoint a successor depositary within 90 days, the trust will issue individual trust preferred securities of such series in exchange for the global security representing that series of trust preferred securities. In addition, the limited liability company may at any time and in its sole discretion determine not to have any trust preferred securities of a series represented by one or more global securities and, in that event, the trust will issue individual trust preferred securities of that series in exchange for the global security or securities representing that series of trust preferred securities. In case the trust preferred securities are no longer held in book-entry form, a Beneficial Owner in the global security will be entitled to physical delivery of individual trust preferred securities of the series represented by the global security equal in liquidation amount to such beneficial interest and to have such trust preferred securities registered in its name. Individual trust preferred securities of the series so issued will be issued in denominations of $25 or integral multiples of $25.

     If the trust issues certificated trust preferred securities, they will be registered in the name of the security holder. The trust preferred securities may be transferred or exchanged, based on administrative procedures in the trust agreement, without the payment of any service charge, other than any tax or other governmental charge, by contacting the registrar and transfer agent, The Bank of New York, at 101 Barclay Street, Floor 8th, New York, New York 10286; and its telephone number is (212) 815-5088.

     Distribution payments will be made by check if the trust issues certificated trust preferred securities. Payment of the redemption price or liquidation amount will be made in immediately available funds when you surrender the preferred securities.

     The information in this prospectus concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                             UNITED STATES TAXATION

     The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the trust preferred securities. The statements of United States federal income tax law or legal conclusion set forth in this summary, subject to the limitations set forth herein, constitute the opinion of Palmer & Dodge LLP, counsel to TECO Energy. This discussion is based upon laws, regulations, rulings and decisions now in effect or, in the case of certain regulations, in proposed form, all of which are subject to change, possibly with retroactive effect, or possible differing interpretations. It deals only with purchasers who hold the trust preferred securities as capital assets and does not purport to deal with persons in special tax situations, such as banks, thrifts, and other financial institutions, insurance companies, tax-exempt organizations, partnerships, S corporations, regulated investment companies, real estate investment trusts or real estate mortgage investment conduits, financial asset securitization investment trusts, dealers in securities or currencies, persons subject to alternative minimum tax, persons holding the trust preferred securities as a part of a hedging, conversion, short sale or integrated transaction or as a position in a "straddle" for tax purposes, persons whose functional currency is not the U.S. dollar, holders of 10% or more, by voting power or value, of the stock of TECO Energy, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, or foreign persons whose income or gain from the trust preferred securities is effectively connected with the conduct of a United States trade or business. In addition, this discussion does not deal with holders other than original purchasers. The discussion set forth herein with respect to taxes addresses the material United States federal income tax consequences of the purchase, ownership and disposition of the trust preferred securities and does not address any tax consequences arising under the law of any state, local, foreign or other taxing jurisdiction.

     PERSONS CONSIDERING THE PURCHASE OF TRUST PREFERRED SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF TRUST PREFERRED SECURITIES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

     Prospective investors should note that no rulings have been or are expected to be sought from the Internal Revenue Service with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

     As used herein, the term "U.S. Holder" means a beneficial owner of trust preferred securities that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable regulations of the U.S. Department of the Treasury), (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations and guidance, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of trust preferred securities that is not a U.S. Holder.

CHARACTERIZATION OF THE TRUST AND THE LIMITED LIABILITY COMPANY

     Under current law and based on the representations, facts and assumptions described in this prospectus, and assuming full compliance with the terms of the trust agreement, the underwriting agreement governing the sale of the trust preferred securities to the underwriters, the indenture and other relevant documents, the trust will be characterized for United States federal income tax purposes as a grantor trust and will not be taxable as a corporation. Accordingly, for United States federal income tax purposes, you will be treated as the beneficial owner of a pro rata undivided interest in the assets of the trust, consisting of the company preferred securities issued by the limited liability company, and will include in your income your pro rata share of the trust's income.

     Under current law and assuming full compliance with the terms of the limited liability company agreement and that the limited liability company does not file a registration under the Investment Company Act of 1940 and ninety percent or more of its gross income consists of interest on, or gain or loss from the disposition of, the junior subordinated notes, the limited liability company will be treated as a partnership (and the holders of company preferred securities as partners in that partnership) for United States federal income tax purposes. A partnership is not a taxable entity and incurs no United States federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its United States federal income tax liability, regardless of whether distributions are made to the partner. These items generally will be treated as if realized by the partner directly from the same source realized by the partnership.

CHARACTERIZATION OF THE JUNIOR SUBORDINATED NOTES

     TECO Energy, the limited liability company and the trust will agree to treat the junior subordinated notes as debt for United States federal income tax purposes. By accepting the trust preferred securities, you agree to treat the junior subordinated notes as debt and to accept the trust preferred securities as evidence of an indirect beneficial ownership interest in the junior subordinated notes. We can give no assurance that this position will not be challenged by the IRS, however, or that such a challenge would not be successful.

U.S. HOLDERS

  Interest Income and Original Issue Discount

     Under the limited liability company agreement, the limited liability company will be required to include stated interest on the junior subordinated notes in its gross income as the interest accrues, regardless of when the interest is paid. As a consequence, you will be required to include your pro rata share of the trust's allocable share of the stated interest on the junior subordinated notes in your gross income for your taxable year that includes December 31 of the calendar year in which the interest accrues, regardless of when the interest is paid and distributed to you. If you dispose of all of your trust preferred securities, however, your pro rata share of the amount allocated to the trust for the calendar year of that disposition will be includable in your gross income for your taxable year that includes the date of that disposition. Under the limited liability company agreement and the trust agreement, quarterly payments of interest on the junior subordinated notes will be passed through to the trust as quarterly cash distributions on the company preferred securities and then to you as quarterly cash distributions on the trust preferred securities. These quarterly cash distributions will not be separately reported as taxable income and should equal your share of the daily accruals of income allocated to the trust for that quarterly interest period, so long as there is no interest deferral period, as discussed below.

     So long as no event of default under the junior subordinated notes has occurred and is continuing, TECO Energy can, on one or more occasions, defer interest payments on the junior subordinated notes for up to 20 consecutive quarterly periods. Under applicable income tax regulations, if there is only a remote likelihood that a company will not make its interest payments on time, then the debt will not be considered to be issued with original issue discount, or OID. TECO Energy believes that the likelihood that it will elect to defer interest payments is remote, since this would prevent it from declaring dividends on any of its capital stock or making payments on its debt securities which rank equal with or junior to the junior subordinated notes, until it made up all of the missed interest payments. Accordingly, TECO Energy will take the position that the junior subordinated notes will not be issued with OID.

     If TECO Energy were to elect to defer payments of interest, the junior subordinated notes would at that time be treated as re-issued with OID, and all remaining interest payments would be treated as OID. In that case, taxable interest income on the junior subordinated notes would have to be included in your gross income for United States federal income tax purposes as it accrued daily on an economic accrual basis, even though you would not receive any cash distributions with respect to such accrued interest amount until after the end of the interest deferral period. In addition, if interest income is required to be included as OID, the calculation of the amount of such income could differ from the amount otherwise required to be accrued under the general rules described above.

     If the likelihood that TECO Energy will decide to defer any payments of interest were not treated as remote, the junior subordinated notes would be considered as issued initially with OID in an amount equal to the sum of all the interest payable over the term of the junior subordinated notes. Again, this would mean that you would have to include interest income in gross income for United States federal income tax purposes as it accrued daily on an economic accrual basis.

     The IRS has not issued any rulings or interpretation which define the meaning of the term "remote" as used in the applicable income tax regulations. The IRS could take a position that differs from what we state in this prospectus.

  Corporate U.S. Holders

     Because the income from the trust preferred securities will not be considered to be dividends for United States federal income tax purposes, corporate holders of the trust preferred securities will not be entitled to a dividends-received deduction for any income from the trust preferred securities.

  Withdrawal or Distribution of Preferred Securities

     Your receipt of company preferred securities in exchange for trust preferred securities at your option or upon termination of the trust will not be a taxable event, so long as the trust is not taxable as a corporation. For a description of the tax treatment of liquidating distributions from the trust in the event that the trust is taxable as a corporation, see the discussion below in "Receipt of Company Preferred Securities or Junior Subordinated Notes Upon Liquidation of the Trust or the Limited Liability Company." Your tax basis and holding period for the company preferred securities immediately after such exchange or distribution will equal your tax basis and holding period for the trust preferred securities surrendered in such exchange or distribution. Income earned from the company preferred securities after their withdrawal or distribution will be reported annually to you and the Internal Revenue Service on Schedule K-1 and not on Form 1099.

  Dispositions of the Trust Preferred Securities or Company Preferred
Securities.

     You will recognize gain or loss on a sale, taxable exchange or other taxable disposition of your trust preferred securities or (if previously distributed to you) company preferred securities equal to the difference between the amount realized from the disposition and your adjusted tax basis in the trust preferred securities or company preferred securities. Your adjusted tax basis in the trust preferred securities or (assuming the trust was not taxable as a corporation when the company preferred securities were distributed to you) the company preferred securities generally will equal the initial purchase price that you paid for the trust preferred securities, increased by the amount of income allocated to you and reduced by the amount of any cash or property distributed to you. A gain or loss on the sale of the trust preferred securities or the company preferred securities generally will be a capital gain or loss if the trust preferred securities or the company preferred securities are held as capital assets. The maximum regular United States federal income tax rate on capital gains for individual taxpayers is currently 20% for sales and exchanges of capital assets held for more than one year. All net capital gains of a corporate taxpayer are subject to tax at ordinary corporate income tax rates of up to 35%. Subject to limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

     If you sell your trust preferred securities or your company preferred securities between record dates for payments of distributions on the trust preferred securities or the company preferred securities, you will be required to include in gross income for United States federal income tax purposes accrued and unpaid interest not previously included in gross income through the date of sale, but you will not receive any cash related thereto from the trust or the limited liability company, as applicable. Your tax basis in the trust preferred securities or the company preferred securities will be increased by the amount of any interest income that is included in your gross income without a corresponding receipt of cash.

  Receipt of Company Preferred Securities or Junior Subordinated Notes Upon Liquidation of the Trust or the Limited Liability Company.

     Upon the occurrence of a Tax Event or an Investment Company Event, the trust may be dissolved. If the trust is dissolved, then the trust will liquidate (after satisfaction of any liabilities to creditors of the trust as provided by applicable law) by distributing the company preferred securities (or the junior subordinated notes, if the limited liability company has liquidated first, as described below) held by it to you, as a holder of trust preferred securities, on a pro rata basis. Unless the liquidation of the trust occurs as a result of the trust being taxable as a corporation, such a distribution will not be a taxable event for United States federal income tax purposes. You will have an aggregate tax basis in the company preferred securities or the junior subordinated notes equal to your aggregate tax basis in your trust preferred securities, and your holding period in the company preferred securities or the junior subordinated notes will include the period during which you held the trust preferred securities. If, however, the liquidation of the trust were to occur because the trust is taxable as a corporation, the distribution of the company preferred securities or the junior subordinated notes to you would likely be a taxable event, in which case, you would recognize gain or loss equal to the difference between your aggregate tax basis in your trust preferred securities surrendered in the exchange and the aggregate fair market value of the company preferred securities or the junior subordinated notes received in the exchange, and your holding period for the company preferred securities or the junior subordinated notes would not include the period during which you held the trust preferred securities.

     TECO Energy, as the holder of the common securities, has the right to dissolve the limited liability company at any time. If the limited liability company is dissolved, then the limited liability company will liquidate (after satisfaction of any liabilities to creditors of the limited liability company as provided by applicable law) by distributing the junior subordinated notes held by it to the holders of the company preferred securities, which holders could include the trust, if the trust has not liquidated, or you, if you previously received a distribution of company preferred securities. Unless the liquidation of the limited liability company occurs as a result of the limited liability company being taxable as a corporation, holders of the company preferred securities would not recognize any gain or loss for United States federal income tax purposes as a result of such distribution. Each such holder would have an aggregate tax basis in the junior subordinated notes equal to his or her aggregate tax basis in the company preferred securities surrendered in the exchange, and such holder's holding period for the junior subordinated notes so received would include your holding period for the company preferred securities. If, however, the liquidation of the limited liability company were to occur because the limited liability company is taxable as a corporation, the distribution of the junior subordinated notes would likely be a taxable event, in which case, a holder of company preferred securities would recognize gain or loss equal to the difference between his or her aggregate tax basis in the company preferred securities surrendered in the exchange and the aggregate fair market value of the junior subordinated notes received in the exchange, and such holder's holding period for the junior subordinated notes would not include his or her holding period for the company preferred securities. Receipt of the junior subordinated notes would affect the amount and timing of interest and OID inclusions thereafter.

  Information Reporting and Backup Withholding.

     The amount of income paid or accrued on the trust preferred securities and payment of the proceeds from the sale, exchange or retirement of the trust preferred securities generally will be reported to U.S. Holders, other than certain exempt recipients, such as corporations, on Internal Revenue Service Form 1099. In addition, a 31% backup withholding tax may apply to those amounts if the U.S. Holder fails to furnish the payor with a correct taxpayer identification number or other required certification or fails to report interest or dividends required to be shown on the holder's federal income tax returns. Backup withholding is not an additional tax, and amounts withheld as backup withholding will be creditable against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS.

NON-U.S. HOLDERS.

     A non-U.S. Holder will not be subject to United States federal income taxes on the income paid or accrued on the trust preferred securities, provided that such income is not effectively connected with the conduct of a United States trade or business of the holder and that such non-U.S. Holder: (i) does not own actually or constructively 10% or more of the total combined voting power of TECO Energy, (ii) is not a controlled foreign corporation related to TECO Energy through actual or constructive stock ownership and (iii) is not a bank receiving interest described in Section 881(c)(3)(A) of the Code. In addition, to qualify for this exemption from taxation, the non-U.S. Holder, or a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business and that holds the trust preferred securities for the account of such holder, must provide to the last United States payor in the chain of payment prior to payment to the non-U.S. Holder required certification of the non-U.S. status of the holder (generally made on an IRS Form W-8BEN).

     Generally, a non-U.S. Holder will not be subject to United States federal income taxes on any amount which constitutes gain upon retirement or disposition of the trust preferred securities or the company preferred securities, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions to this rule for nontaxability may be applicable (for example, exceptions applicable to certain individuals present in the U.S. for 183 or more days in the year of retirement or disposition, or to U.S. expatriates), and a non-U.S. Holder is urged to consult its tax advisor in this regard.

     Special rules may be applicable to a non-U.S. Holder if its holding of the trust preferred securities is effectively connected with the conduct of a U.S. trade or business of such holder. Non-U.S. Holders who hold the trust preferred securities in connection with the conduct of a U.S. trade or business are urged to consult their own tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, or disposition of the trust preferred securities.

     Non-U.S. Holders of the trust preferred securities are urged to consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available. Any amount withheld from a payment to a Non-U.S. Holder under the backup withholding rules is allowable as a credit against the holder's federal income tax, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the underwriting agreement dated December 14, 2000, each underwriter named below, for whom Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Prudential Securities Incorporated and UBS Warburg LLC are acting as representative, has severally agreed to purchase from the trust, and the trust has agreed to sell to such underwriter, the number of trust preferred securities set forth opposite the name of such underwriter below.

                                                                NUMBER OF TRUST
UNDERWRITER                                                   PREFERRED SECURITIES
-----------                                                   --------------------
Salomon Smith Barney Inc....................................       1,245,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       1,245,000
Morgan Stanley & Co. Incorporated...........................       1,245,000
Prudential Securities Incorporated..........................       1,245,000
UBS Warburg LLC.............................................       1,245,000
ABN AMRO Incorporated.......................................          60,000
Robert W. Baird & Co. Incorporated..........................          60,000
Bank of America Securities LLC..............................          60,000
Bear, Stearns & Co. Inc.....................................          60,000
Charles Schwab & Co. Inc....................................          60,000
Chase Securities Inc........................................          60,000
CIBC Oppenheimer Corp.......................................          60,000
Credit Suisse First Boston Corporation......................          60,000
Dain Rauscher Incorporated..................................          60,000
Deutsche Bank Securities Inc................................          60,000
A.G. Edwards & Sons, Inc....................................          60,000
First Union Securities Inc..................................          60,000
Fleet Securities, Inc.......................................          60,000
Goldman, Sachs & Co.........................................          60,000
McDonald & Company Securities, Inc..........................          60,000
H&R Block, Inc..............................................          60,000
Raymond James & Associates, Inc.............................          60,000
The Robinson-Humphrey Company, LLC..........................          60,000
Tucker Anthony Incorporated.................................          60,000
US Bancorp Piper Jaffray Inc................................          60,000
Advest, Inc.................................................          25,000
BB&T Capital Markets, a division of Scott & Stringfellow....          25,000
C.L. King & Associates, Inc.................................          25,000
Crowell, Weedon & Co........................................          25,000
D.A. Davidson & Co. Incorporated............................          25,000
Fahnestock & Co. Inc........................................          25,000
Fifth Third Securities Inc..................................          25,000
Gibraltar Securities Co.....................................          25,000
Gruntal & Co., L.L.C........................................          25,000
J.J.B. Hilliard, W.L. Lyons, Inc............................          25,000
Janney Montgomery Scott Inc.................................          25,000
Josephthal Lyon & Co. Inc...................................          25,000
Legg Mason Wood Walker, Incorporated........................          25,000

                                                                NUMBER OF TRUST
UNDERWRITER                                                   PREFERRED SECURITIES
-----------                                                   --------------------
Mesirow Financial, Inc......................................          25,000
Morgan Keegan & Company, Inc................................          25,000
NatCity Investments, Inc....................................          25,000
Pershing, a Division of Donaldson, Lufkin & Jenrette
  Securities Corporation....................................          25,000
Ragen MacKenzie Incorporated................................          25,000
Stifel, Nicolaus & Company, Incorporated....................          25,000
TD Securities (USA) Inc.....................................          25,000
Wachovia Securities, Inc....................................          25,000
Wedbush Morgan Securities, Inc..............................          25,000
William Blair & Company L.L.C...............................          25,000

Total.......................................................       8,000,000
                                                                   =========

     The underwriters are obligated to take and pay for the total number of trust preferred securities offered hereby if any such trust preferred securities are purchased. In the event of default by any underwriter, the underwriting agreement provides that, in some circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriting agreement provides that TECO Energy, the limited liability company and the trust will indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     TECO Energy's expenses associated with the offer and sale of the trust preferred securities are estimated to be $500,000.

     In view of the fact that the proceeds of the sale of the trust preferred securities will ultimately be used to purchase TECO Energy's junior subordinated notes, the underwriting agreement provides that TECO Energy will pay as compensation to the underwriters $.7875 per trust preferred security for the accounts of the several underwriters and $6,300,000 in the aggregate.

     The underwriters propose to offer the trust preferred securities, in part, directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession of $.50 per trust preferred security. The underwriters may allow, and such dealers may reallow, a concession not exceeding $.30 per trust preferred security to certain brokers and dealers. After the trust preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     We have received approval to list the trust preferred securities on the NYSE. Trading of the trust preferred securities on the NYSE is expected to commence within a 30-day period after the initial delivery of the trust preferred securities. Prior to this offering, there has been no public market for the trust preferred securities. In order to meet one of the requirements for listing the trust preferred securities on the NYSE, the underwriters will undertake to sell lots of 100 or more trust preferred securities to a minimum of 400 beneficial holders.

     TECO Energy, the limited liability company and the trust have agreed, during the period of 30 days from the date of the underwriting agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any trust preferred securities, any security convertible into or exchangeable into or exercisable for trust preferred securities, the company preferred securities or the junior subordinated notes or any debt securities substantially similar to the junior subordinated notes or equity securities substantially similar to the company preferred securities or trust preferred securities, except for the junior subordinated notes, company preferred securities and the trust preferred securities issued pursuant to the underwriting agreement, without the prior written consent of the representatives.

     In order to facilitate the offering of the trust preferred securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the trust preferred securities. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the trust preferred securities for their own account. In addition, to cover overallotments or to stabilize the price of the trust preferred securities, the underwriters may bid for, and purchase, the trust preferred securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the trust preferred securities in the offering, if the syndicate repurchases previously distributed trust preferred securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the trust preferred securities above independent market levels. The underwriters are not required to engage in these activities, and if commenced, may end any of these activities at any time.

     Some of the underwriters and their affiliates have in the past provided, and may in the future provide, investment and/or commercial banking services to us and our affiliates in the ordinary course of business.

PROSPECTUS

                              TECO CAPITAL TRUST I
                             TECO CAPITAL TRUST II
                             TECO CAPITAL TRUST III

                           TRUST PREFERRED SECURITIES
                     REPRESENTING A CORRESPONDING AMOUNT OF
                          COMPANY PREFERRED SECURITIES
                                       OF

                          TECO FUNDING COMPANY I, LLC
                          TECO FUNDING COMPANY II, LLC
                         TECO FUNDING COMPANY III, LLC
     FULLY AND UNCONDITIONALLY GUARANTEED ON A JUNIOR SUBORDINATED BASIS BY

                               TECO ENERGY, INC.

THE TECO TRUSTS:

     - will issue and sell trust preferred securities to the public;
     - will use the proceeds from these sales to buy company preferred securities from a TECO limited liability company; and
     - will pass distributions and redemption and liquidation payments paid by a TECO limited liability company on the company preferred securities through to you as distributions and redemption and liquidation payments on the trust preferred securities.

THE TECO LIMITED LIABILITY COMPANIES:

     - will issue and sell company preferred securities to a TECO trust;
     - will issue and sell common securities to TECO Energy; and
     - will use the proceeds from these sales to buy a series of junior subordinated notes from TECO Energy with terms that correspond to the company preferred securities.

TECO ENERGY:

     - will pay principal and interest on its junior subordinated notes, subject to payment on its more senior debt; and
     - will fully and unconditionally guarantee, on a junior subordinated basis, the distribution, redemption and liquidation payment obligations under the company preferred securities.

     We urge you to read this prospectus and the prospectus supplement carefully before you make your investment decision.
                            ------------------------

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                            ------------------------

                The date of this prospectus is December 7, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    1
RISK FACTORS................................................    1
FORWARD-LOOKING STATEMENTS..................................    1
TECO ENERGY.................................................    2
THE TECO LIMITED LIABILITY COMPANIES........................    3
THE TECO TRUSTS.............................................    4
RATIO OF EARNINGS TO FIXED CHARGES..........................    6
DESCRIPTION OF THE TRUST PREFERRED SECURITIES...............    7
DESCRIPTION OF THE COMPANY PREFERRED SECURITIES.............   13
DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES................   20
DESCRIPTION OF THE GUARANTEES...............................   28
RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, COMPANY
  PREFERRED SECURITIES, THE JUNIOR SUBORDINATED NOTES AND
  THE GUARANTEES............................................   30
BOOK-ENTRY ISSUANCE.........................................   32
USE OF PROCEEDS.............................................   33
PLAN OF DISTRIBUTION........................................   34
LEGAL MATTERS...............................................   35
EXPERTS.....................................................   35
WHERE YOU CAN FIND MORE INFORMATION.........................   35

                             ABOUT THIS PROSPECTUS

     In this prospectus, "we" and "TECO Energy" refer to TECO Energy, Inc., a "limited liability company" or "TECO Limited Liability Company" refers to TECO Funding Company I, LLC, TECO Funding Company II, LLC or TECO Funding Company III, LLC, which are Delaware limited liability companies that we have formed to issue the company preferred securities, and a "trust" or "TECO Trust" refers to TECO Capital Trust I, TECO Capital Trust II or TECO Capital Trust III, which are Delaware statutory business trusts that we have formed to issue the trust preferred securities.

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. That registration statement registered both the securities described in this prospectus as well as other securities issuable by TECO Energy, including its common and preferred stock, debt securities and securities convertible into those securities. Under the shelf process, TECO Energy, the TECO Limited Liability Companies and the TECO Trusts may issue and sell to the public any combination of the securities described in the registration statement in one or more offerings up to a total dollar amount of $1,200,000,000.

     This prospectus provides you with only a general description of the TECO Limited Liability Companies' securities, the TECO Trusts' preferred securities and TECO Energy's junior subordinated notes. Each time we, the limited liability companies or the trusts issue and sell those securities, we will provide a prospectus supplement that will contain specific information about the particular securities and terms of that offering. In the prospectus supplement, we will describe the interest rate, payment dates, maturity and other terms of any junior subordinated notes that we issue and sell, and the rights to periodic cash distributions, payments on liquidation and other terms of a limited liability company's and trust's securities. The prospectus supplement will also describe the proceeds and uses of proceeds from the securities, together with the names and compensation of any underwriters through whom the securities are being issued and sold, and other important considerations for investors. It may also add to, update or change information contained in this prospectus.

                                  RISK FACTORS

     For any securities offered and sold under this prospectus, we will include risk factors, if appropriate, in the applicable prospectus supplement or term sheet relating to those securities.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any prospectus supplement or term sheet, and the documents we have incorporated by reference may contain forward-looking statements. Such statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "intend," "may," "project," "will" or other similar words to identify forward-looking statements.

     Without limiting the foregoing, any statements relating to our

     - anticipated capital expenditures;

     - future cash flows and borrowings;

     - potential future merger opportunities; and

     - sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

     Among the factors that could cause actual results to differ materially are:

     - our ability to successfully complete our projects on schedule and within budget;

     - our ability to find and successfully implement attractive investments in unregulated businesses;

     - interest rates and other factors that could impact our ability to obtain access to sufficient capital on satisfactory terms;

     - variations in weather conditions affecting energy sales and operating costs;

     - potential competitive changes in the electric and gas industries, particularly in the area of retail competition;

     - commodity price changes, including energy price changes affecting our merchant plants;

     - changes in environmental regulation that may impose additional costs or curtail some of our activities;

     - federal and state regulatory initiatives that increase competition or costs, threaten investment recovery, or impact rate structure;

     - the degree to which we are able to successfully develop and operate our diversified businesses and our ability to operate our synthetic fuel production facilities in a manner qualifying for Section 29 federal income tax credits;

     - available sources and costs of commodities; and

     - inflationary trends, interest rates and other general economic conditions, particularly those affecting energy sales in our service area.

     When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus, any prospectus supplement or term sheet and the documents incorporated by reference, including the information included in our Annual Report on Form 10-K under the caption "Investment Considerations."

                                  TECO ENERGY

     We are an electric and gas utility holding company with important diversified activities. Our diversified businesses include marine transportation, coal mining, natural gas production from coalbeds, independent power generation and distribution, the marketing of natural gas, energy services and engineering and, indirectly, the sale of propane gas. Our operating companies have facilities in several states and Central America. You can find a more complete description of our business and recent activities in the documents listed under "WHERE YOU CAN FIND MORE INFORMATION." The principal executive office of TECO Energy is 702 North Franklin Street, Tampa, Florida 33602 and our telephone number is (813) 228-4111.

                      THE TECO LIMITED LIABILITY COMPANIES

     Each TECO Limited Liability Company is a limited liability company that we have formed under Delaware law. For each limited liability company there is a limited liability company agreement signed by us as the sole initial member. For each limited liability company there is also a certificate of formation filed with the Delaware Secretary of State. When we are ready to issue and sell securities through a limited liability company, its limited liability company agreement will be amended to read substantially like the form of amended and restated limited liability agreement that has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. Each TECO Limited Liability Company will be treated as a partnership for U.S. federal income tax purposes. The principal executive office of each of TECO Funding Company I LLC, TECO Funding Company II LLC and TECO Funding Company III LLC is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801 and its telephone number is (302) 552-3137.

THE ISSUANCE AND SALE OF THE COMPANY SECURITIES

     We have created each TECO Limited Liability Company solely to:

     - issue and sell its company preferred securities and common securities, which represent proportionate beneficial ownership interests in that TECO Limited Liability Company and its assets, subject to the preferential rights of the company preferred securities;

     - use the proceeds from the sale of the company preferred securities and common securities to buy from us a series of our junior subordinated notes;

     - maintain its status as a partnership for federal income tax purposes; and

     - engage in only those other activities necessary or convenient to accomplish these purposes.

     Because each TECO Limited Liability Company's only assets will be the junior subordinated notes that we issue to it and the related rights under the TECO Energy junior subordinated guarantee, our payments on those debt securities and the guarantee will be the only source of funds to be paid to purchasers or owners of the limited liability company's securities. Each TECO Limited Liability Company will be obligated to pass through any payment on the junior subordinated notes to the holders of the company preferred securities and common securities. If the TECO Limited Liability Company fails to make a payment on its company preferred securities after having received payments on the junior subordinated notes held by it, holders of the company preferred securities may enforce their rights under the TECO Energy junior subordinated guarantee agreement. See "DESCRIPTION OF THE GUARANTEES". Each of the TECO Limited Liability Companies is a separate legal entity, so the assets of one will not be available to satisfy the obligations of the other or of any other similar limited liability company we may create.

     We will acquire and own all of the common securities of each TECO Limited Liability Company, which, unless an event of default has occurred and is continuing with respect to the junior subordinated notes, represent 100% of the voting rights in a TECO Limited Liability Company. The common securities of a TECO Limited Liability Company will have an aggregate liquidation preference of at least 3% of the total capital of that limited liability company. The remainder, representing up to 97% of the ownership interests in the limited liability company, will be company preferred securities of that TECO Limited Liability Company which will be sold to a TECO Trust. The company preferred securities will have preferential rights to payments in respect of distributions and payments upon redemption, liquidation or otherwise.

     Each TECO Limited Liability Company will be managed by a board of directors having not less than one member. The directors will be designated as "managers" of a TECO Limited Liability Company within the meaning of Delaware law. The directors will serve until their successors are duly elected and qualified. The directors may appoint officers of the limited liability company from time to time to manage the day-to-day affairs of the limited liability company. It is currently expected that each of the initial directors and officers of a TECO Limited Liability Company will be an individual who is an officer or employee of TECO Energy. All voting rights in each TECO Limited Liability Company will be vested in TECO Energy, as the sole holder of the common securities, including the right to elect the board of directors. The holders of the company preferred securities will have no voting rights, unless an event of default has occurred and is continuing with respect to the junior subordinated notes.

     We will agree with each TECO Limited Liability Company in its limited liability company agreement that, as long as any company preferred securities are outstanding, we will continue to own, directly or indirectly, 100% of the outstanding common securities.

     Under Delaware law, a TECO Limited Liability Company may not pay dividends or other distributions on company preferred securities or common securities if, after making the distributions, that TECO Limited Liability Company's liabilities would exceed the fair value of its assets. However, each TECO Limited Liability Company does not expect to have any material liabilities, so each TECO Limited Liability Company does not anticipate that this restriction will affect its ability to pay distributions on the company preferred securities.

     Before issuing the company preferred securities, a TECO Limited Liability Company will enter into an administration agreement with TECO Energy under which TECO Energy will provide (or cause others to provide) accounting, legal, tax and other support services to the limited liability company, assist the limited liability company in complying with pertinent U.S. local, state and federal laws, and provide administrative, recordkeeping and secretarial services to the limited liability company.

     Unless we say otherwise in the applicable prospectus supplement, each TECO Limited Liability Company will have a term of approximately 50 years. However, a TECO Limited Liability Company may dissolve earlier than its full term as provided in the applicable limited liability company agreement and described in the prospectus supplement.

     Under the junior subordinated note indenture and the applicable limited liability company agreement, we promise to pay all fees and expenses related to each TECO Limited Liability Company and the offering of the company preferred securities and common securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of each TECO Limited Liability Company, except obligations under the company preferred securities and the common securities.

     The TECO Limited Liability Companies have no separate financial statements. Separate financial statements would not be material to holders of the trust preferred securities because the TECO Limited Liability Companies have no independent operations. They exist solely for the limited functions summarized above.

                                THE TECO TRUSTS

     Each TECO Trust is a statutory business trust that we have formed under Delaware law. For each trust there is a trust agreement signed by a TECO Limited Liability Company as depositor, by The Bank of New York as property trustee, and by The Bank of New York (Delaware) as Delaware trustee. For each trust there is also a certificate of trust filed with the Delaware Secretary of State. When we are ready to issue and sell securities through a trust, its trust agreement will be amended to read substantially like the form of amended and restated trust agreement that has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. Each trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939. The principal executive offices of each of the TECO Trusts is c/o The Bank of New York, 101 Barclay Street, Floor 8th, New York, NY 10286 and its telephone number is (212) 815-5088.

THE ISSUANCE AND SALE OF THE TRUST SECURITIES

     We have created each TECO Trust solely to:

     - issue and sell its trust preferred securities, which represent proportionate beneficial ownership interests in that TECO Trust and its assets;

     - use the proceeds from the sale of the trust preferred securities to buy company preferred securities from a TECO Limited Liability Company;

     - maintain its status as a grantor trust for federal income tax purposes;
       and

     - engage in only those other activities necessary or convenient to accomplish these purposes.

     Because each TECO Trust's only assets will be the company preferred securities that a TECO Limited Liability Company issues to it and the related rights under the TECO Energy junior subordinated guarantee, payments on the company preferred securities and the guarantee will be the only source of funds to be paid to purchasers or owners of the trust preferred securities. A TECO Trust is required to pass the payments it receives on the company preferred securities through to you as payments on the trust preferred securities. The TECO Trust cannot engage in other activities. Each of the TECO Trusts is a separate legal entity, so the assets of one will not be available to satisfy the obligations of the other or of any other similar trust we may create.

     Unless we say otherwise in the applicable prospectus supplement, each TECO Trust will have a term of approximately 50 years. However, a TECO Trust may dissolve earlier than its full term as provided in the applicable trust agreement and described in the prospectus supplement.

     In accordance with the trust agreement of each TECO Trust, we will appoint the trustees for each trust, who will conduct that trust's business and affairs. The initial trustees will be:

     - The Bank of New York, as the property trustee; and

     - The Bank of New York (Delaware) as Delaware trustee.

     We refer to these trustees collectively as the "issuer trustees." The Bank of New York will act as sole indenture trustee under each trust agreement for purposes of compliance with the Trust Indenture Act. It will also act as trustee under our guarantee agreement relating to the company preferred securities. See "DESCRIPTION OF THE GUARANTEES."

     Under the applicable trust agreement, the TECO Limited Liability Company that is the depositor of the trust ordinarily will have the right to appoint, remove or replace the property trustee or the Delaware trustee for that trust. However, if we are in default with respect to the particular junior subordinated notes issued to the TECO Limited Liability Company that has issued company preferred securities to that TECO Trust (and we have not cured that default within the time specified in the junior subordinated note indenture), then the holders of a majority in liquidation amount of that TECO Trust's outstanding trust preferred securities will be entitled to appoint, remove or replace the property trustee and/or the Delaware trustee. The duties and obligations of the property trustee and the Delaware trustee are governed by the applicable trust agreement.

     Under the governing junior subordinated note indenture and the trust agreement, we promise to pay all fees and expenses related to each TECO Trust and the offering of the trust preferred securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of each TECO Trust, except obligations under the trust preferred securities.

     The TECO Trusts have no separate financial statements. Separate financial statements would not be material to holders of the trust preferred securities because the TECO Trusts have no independent operations. They exist solely for the limited functions summarized above.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown. If any series of debt securities should be used to repay our outstanding debt or retire other securities, we will present a pro forma ratio in the applicable prospectus supplement if the change in a ratio would be ten percent or greater.

                                                 YEAR ENDED DECEMBER 31,
NINE MONTHS ENDED    TWELVE MONTHS ENDED  --------------------------------------
SEPTEMBER 30, 2000   SEPTEMBER 30, 2000   1999    1998      1997     1996  1995
------------------   -------------------  -----   -----     -----    ----- -----
     2.77x                  2.73x(1)      3.25x(2) 3.67x(3) 3.77x(4) 3.72x 3.50x

     For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

---------------
(1) Includes the effect of a non-recurring pretax charge totaling $3.5 million recorded in the fourth quarter of 1999 at Tampa Electric Company to resolve litigation filed by the U.S. Environmental Protection Agency. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.76x for the twelve-month period ended September 30, 2000.

(2) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded in the third and fourth quarters of 1999. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.60x for the year ended December 31, 1999.

(3) Includes the effect of the non-recurring pretax charges totaling $30.5 million associated with write-offs at TECO Coal Corporation, a wholly-owned subsidiary of TECO Energy, and Tampa Electric Company, and $.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended December 31, 1998.

(4) Includes a $2.6 million pretax charge for all costs associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended December 31, 1997.

                 DESCRIPTION OF THE TRUST PREFERRED SECURITIES

     The following describes the general terms and provisions of the trust preferred securities to which any prospectus supplement may relate. The particular terms of the trust preferred securities offered by any TECO Trust and the extent to which any of these general provisions do not apply to its trust preferred securities will be described in the prospectus supplement relating to that TECO Trust and its trust preferred securities.

     The trust preferred securities will represent beneficial ownership interests in the assets of the TECO Trust, namely a corresponding amount of the company preferred securities together with related rights under the TECO Energy junior subordinated guarantee. Holders of trust preferred securities will also have other benefits as described in the corresponding trust agreement.

     We have summarized selected provisions of the trust preferred securities and each trust agreement below. This summary is not complete. The form of trust agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the form of trust agreement for provisions that may be important to you. You should also consider applicable provisions of the Trust Indenture Act and the Delaware Business Trust Act. Each of the TECO Trusts is a legally separate entity, and the assets of one are not available to satisfy the obligations of the other.

GENERAL

     Legal title to the company preferred securities will generally be held by the property trustee in trust for the benefit of the holders of the related trust preferred securities. The amended and restated trust agreement will provide that, to the fullest extent permitted by law, without the need for any other action of any person, including the issuer trustees or any other holder of trust preferred securities, each holder of trust preferred securities will be entitled to enforce, in the name of that TECO Trust, the rights of that TECO Trust under the company preferred securities and the TECO Energy junior subordinated guarantee represented by the trust preferred securities held by such holder. A holder of trust preferred securities, as the holder of a beneficial interest in the corresponding company preferred securities, may institute a legal proceeding directly against us to enforce rights to payment of distributions and amounts in redemption or liquidation. A holder of trust preferred securities may at any time upon written notice withdraw and hold directly the underlying company preferred securities represented by such trust preferred securities, in which case such holder will be entitled to directly enforce its rights under the company preferred securities and TECO Energy junior subordinated guarantee.

DISTRIBUTIONS

     Distributions on the company preferred securities will be passed on to you as a holder of the trust preferred securities. A TECO Trust is required to make distributions on the trust preferred securities concurrently with, and in the same amount as, the distributions on the company preferred securities. Except as specified in the applicable prospectus supplement, in the event that a date on which distributions are payable on the trust preferred securities is not a business day, payment of the distribution will be made on the next succeeding business day (without any interest or other payment in respect to the delay), with the same force and effect as if made on the originally specified date. However, if the next business day is in the next calendar year, payment of distributions will be made on the preceding business day. Each date on which distributions are payable is referred to in this prospectus as a distribution date.

     The revenue of each TECO Trust available for distribution to holders of its trust preferred securities will be limited to payments under the company preferred securities it owns. Each TECO Trust will invest the proceeds from the issuance and sale of its trust preferred securities in the company preferred securities. It will have no other assets. See "DESCRIPTION OF THE COMPANY PREFERRED SECURITIES." If we do not make interest payments on the junior subordinated notes and as a result the applicable limited liability company is unable to make distributions on the company preferred securities, the property trustee will not have funds available to pay distributions on the related trust preferred securities. We have guaranteed the payment of distributions as set forth below under "DESCRIPTION OF THE GUARANTEES."

     Distributions on the trust preferred securities will be payable to the holders as they appear on the register of the TECO Trust on the record date, which will be the fifteenth day (whether or not a business day) prior to the relevant distribution date unless otherwise specified in the applicable prospectus supplement. Subject to any applicable laws and regulations and to the provisions of the applicable trust agreement, each distribution payment will be made as described in the section of the applicable prospectus supplement addressing the treatment of book-entry and global securities.

PAYMENT OF EXPENSES

     We will agree to pay all debts and obligations (other than distributions on the trust preferred securities) and all costs and expenses of the TECO Trusts and to pay any and all taxes, duties, assessments or other governmental charges of the TECO Trust (other than United States withholding taxes) imposed by the United States or any other taxing authority. This includes, but is not limited to, all costs and expenses relating to the organization of the TECO Trusts, the fees and expenses of the property trustee and the Delaware trustee and all costs and expenses relating to the operation of the TECO Trusts. As a result, the net amounts received and retained by a TECO Trust after paying these fees, expenses, debts and obligations will be equal to the amounts the TECO Trust would have received and retained had no fees, expenses, debts and obligations been incurred by or imposed on it. Our promise to pay these obligations is for the benefit of, and shall be enforceable by, any creditor to whom the fees, expenses, debts and obligations are owed, whether or not the creditor has received notice of the promise. Any creditor may enforce these obligations directly against us. We have agreed to irrevocably waive any right or remedy that would otherwise require that any creditor take any action against the TECO Trust or any other person before proceeding against us. We will execute any additional agreements as may be necessary to give full effect to these promises.

REDEMPTION

     The trust preferred securities can be redeemed only upon redemption of the company preferred securities and junior subordinated notes. If a TECO Limited Liability Company redeems the company preferred securities in accordance with its limited liability company agreement, then the TECO Limited Liability Company must give the property trustee at least 35 and not more than 60 days' prior notice before doing so. The property trustee will mail the notice of redemption not less than 25 days prior to the date fixed for redemption of the company preferred securities to the holders of trust preferred securities.

     If a TECO Trust gives notice of the redemption of its trust preferred securities, then, by 12:00 noon, New York City time on the redemption date, to the extent funds are available, the property trustee will deposit irrevocably with the depositary or other appropriate agent funds sufficient to pay the redemption price and will give that depositary or agent irrevocable instructions and authority to pay the redemption price to the holders of the trust preferred securities. If the trust preferred securities are no longer in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the trust preferred securities funds sufficient to pay the redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the trust preferred securities.

     Nevertheless, distributions payable on or prior to the redemption date for trust preferred securities called for redemption shall be payable to the holders of those trust preferred securities on the relevant record dates for the related distribution dates. If notice of redemption has been given and funds deposited as required, then on the date that the funds are deposited, all rights of the holders of the trust preferred securities called for redemption will cease, except their right to receive the redemption price, without interest and the trust preferred securities will no longer be deemed outstanding.

     Except as specified in the applicable prospectus supplement, if a date fixed for redemption of trust preferred securities is not a business day, then payment of the redemption price will be made on the next business day (and without any interest or other payment for that delay). However, if that next business day falls in the next calendar year, the redemption price will be payable on the preceding business day.

     Subject to applicable law (including, without limitation, United States federal securities law), we or our subsidiaries may at any time and from time to time purchase outstanding trust preferred securities by tender, in the open market or by private agreement.

     Payment of the redemption price on the trust preferred securities will be made to the record holders as they appear on the register for the trust preferred securities. The record date will be the fifteenth day (whether or not a business day) prior to the redemption date or liquidation date, as applicable unless otherwise specified in the applicable prospectus supplement.

     If less than all of the trust preferred securities issued by a TECO Trust are to be redeemed on a redemption date, then the particular trust preferred securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the redemption date by the property trustee from the outstanding trust preferred securities not previously called for redemption. The property trustee shall promptly notify the trust registrar in writing of the trust preferred securities selected for redemption and, in the case of any trust preferred securities selected for partial redemption, the liquidation amount to be redeemed. For all purposes of each trust agreement, unless the context otherwise requires, all provisions relating to the redemption of trust preferred securities shall relate, in the case of any trust preferred securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of trust preferred securities which has been or is to be redeemed.

WITHDRAWAL OF THE COMPANY PREFERRED SECURITIES

     Any beneficial owner of the trust preferred securities may withdraw all, but not less than all, of the company preferred securities represented by such trust preferred securities by providing a written notice to the property trustee, with evidence of beneficial ownership in form satisfactory to the property trustee, and providing to the TECO Limited Liability Company such documents or information as such TECO Limited Liability Company may request for tax reporting purposes. The holder's notice will also be deemed to be such beneficial owner's agreement to be subject to the terms of the TECO Limited Liability Company's limited liability company agreement applicable to the rights of the holders of the company preferred securities.

     Within a reasonable period after such a request has been properly made, the property trustee must instruct the depositary to reduce the trust preferred securities represented by the global certificate held by the depositary by the corresponding amount of the company preferred securities to be so withdrawn by the withdrawing owner. The TECO Limited Liability Company will issue to the withdrawing owner a certificate representing the amount of the company preferred securities withdrawn, and the property trustee will reduce the amount of the company preferred securities represented by the global certificate held by the trust accordingly. The company preferred securities initially will be issued only in certificated fully-registered form. If the related TECO Trust is dissolved, the company preferred securities will be issued in the form of one or more global securities that will be registered in the name of the depositary for the global securities or a nominee of the depositary. The global securities will be delivered by the limited liability company to the depositary for credit to the accounts of the holders of beneficial interests in the company preferred securities. Under U.S. tax reporting rules, holders of company preferred securities will thereafter receive an annual Form K-1 instead of the Form 1099 that holders of trust preferred securities will receive.

     Any holder of company preferred securities may redeposit withdrawn company preferred securities by delivering to the property trustee the certificates for the company preferred securities to be deposited, which are (i) if required by the property trustee, properly endorsed or accompanied by a properly executed instrument of transfer or endorsement in form satisfactory to the property trustee and in compliance with the terms of the TECO Limited Liability Company's limited liability company agreement and (ii) accompanied by all such certifications as may be required by the property trustee in its sole discretion and in accordance with the provisions of the amended and restated trust agreement. Within a reasonable period after such deposit is properly made, the property trustee will instruct the depositary to increase the amount of the trust preferred securities represented by the global certificate held by the depositary accordingly.

VOTING RIGHTS; AMENDMENT OF EACH TRUST AGREEMENT

     If at any time, the holders of the company preferred securities are entitled to vote under the TECO Limited Liability Company's limited liability company agreement, the property trustee will:

     - notify the holders of trust preferred securities of such right;

     - request specific direction from each holder of trust preferred securities as to the vote with respect to the company preferred securities represented by such trust preferred securities; and

     - vote the relevant company preferred securities only in accordance with such specific directions.

Upon receiving notice of any meeting at which the holders of company preferred securities are entitled to vote, the property trustee will, as soon as practicable, mail to the holders of trust preferred securities a notice. The TECO Limited Liability Company will provide the form of notice to the trustee to be forwarded to the holders of trust preferred securities. The notice will contain:

     - all the information that is contained in the notice announcing the meeting of the company preferred securities;

     - a statement that the holders of trust preferred securities will be entitled, subject to any applicable provision of law, to direct the property trustee specifically as to the exercise of the voting rights pertaining to the number of the company preferred securities represented by their respective trust preferred securities; and

     - a brief description of the manner in which the holders may give such specific directions.

     If the property trustee receives a written direction from a holder of trust preferred securities, the property trustee will vote, or cause to be voted, the amount of the company preferred securities represented by such trust preferred securities in accordance with the instructions set forth in the direction. If the property trustee does not receive specific instructions from the holder of any trust preferred securities, the property trustee will abstain from voting the company preferred securities represented by those trust preferred securities.

     The applicable TECO Limited Liability Company and the property trustee may amend each trust agreement from time to time, without the consent of the holders of the trust preferred securities:

     - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to address matters or questions arising under the trust agreement in a way which is consistent with the agreement's other provisions; or

     - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the TECO Trust will be classified for United States federal income tax purposes as a grantor trust or to ensure that the TECO Trust will not be required to register as an "investment company" under the Investment Company Act.

However, in the case of the first clause, the action must not adversely affect in any material respect the interests of any holder of trust preferred securities. Any amendment becomes effective when the property trustee gives notice of the amendment to the holders of the trust preferred securities.

     The TECO Limited Liability Company and the property trustee may amend each trust agreement:

     - with the consent of holders representing not less than a majority (based upon liquidation amounts) of the outstanding trust preferred securities; and

     - upon receipt by the property trustee of an opinion of counsel experienced in such matters to the effect that the amendment or the exercise of any power granted to the property trustee in accordance with the amendment will not affect the TECO Trust's status as a grantor trust for United States federal income tax purposes or require the TECO Trust to be registered as an "investment company" under the Investment Company Act.

However, without the consent of each holder of trust securities, no amendment may:

     - change the amount or timing of any distribution on the trust preferred securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust preferred securities as of a specified date; or

     - restrict the right of a holder of trust preferred securities to sue for the enforcement of any distribution payment.

     Any required approval of holders of trust preferred securities may be given either at a meeting of holders of trust preferred securities or by written consent. The property trustee must notify record holders of trust preferred securities of any meeting in the manner described in each trust agreement.

     No vote or consent of the holders of trust preferred securities will be required for a TECO Trust to redeem and cancel its trust preferred securities in accordance with the applicable trust agreement.

     Whenever holders of trust preferred securities are entitled to vote or consent under any of the circumstances described above, neither we nor the issuer trustees will be permitted to vote. For purposes of any vote or consent, any of the trust preferred securities that we own (or that are owned by the issuer trustees or our affiliates) will be treated as if they were not outstanding.

TERMINATION OF TRUST AGREEMENT

     The trust agreement will terminate upon the earliest to occur of the redemption of all of the trust preferred securities, the delivery of a final distribution in respect of the company preferred securities to the holders of trust preferred securities, withdrawal of all the company preferred securities from the TECO Limited Liability Company or the entry of an order for dissolution of the TECO Trust by a court of competent jurisdiction or as described in the following paragraph.

     In case of either a Tax Event as to a TECO Trust or an Investment Company Event as to a TECO Trust, as each is defined under "DESCRIPTION OF JUNIOR SUBORDINATED NOTES -- Redemption," the related TECO Limited Liability Company may instruct the property trustee to distribute the company preferred securities on a pro rata basis to the holders of trust preferred securities, which distribution will permit dissolution of the trust.

REMOVAL OF PROPERTY TRUSTEE AND DELAWARE TRUSTEE

     Unless an event of default with respect to the junior subordinated notes has occurred, the TECO Limited Liability Company may remove the property trustee or the Delaware trustee at any time. Upon an event of default with respect to the junior subordinated notes, the holders of a majority in aggregate liquidation amount of the trust preferred securities may remove the property trustee or the Delaware trustee. No resignation or removal of an issuer trustee and no appointment of a successor trustee will be effective until the successor trustee accepts its appointment in accordance with the provisions of the applicable trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     For the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, the TECO Limited Liability Company shall have power to appoint one or more persons either to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the applicable trust agreement.

PAYMENT AND PAYING AGENCY

     The depositary for the trust preferred securities will make payments in respect of the trust preferred securities by crediting the relevant accounts at the depositary on the applicable distribution dates. If any of a

TECO Trust's trust preferred securities are not held by the depositary, then the paying agent will mail checks to registered holders of those trust preferred securities to the addresses appearing on its register. Unless otherwise specified in the applicable prospectus supplement, the paying agent will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the TECO Limited Liability Company. The paying agent can resign upon 30 days' written notice to the property trustee and to the TECO Limited Liability Company. If the property trustee resigns as paying agent, the TECO Limited Liability Company will appoint a bank or trust company acceptable to it to act as paying agent.

REGISTRAR AND TRANSFER AGENT

     Unless otherwise specified in the applicable prospectus supplement, the property trustee will act as registrar and transfer agent for the trust preferred securities.

     Each TECO Trust will register transfers of trust preferred securities without charge, but will require payment of any tax or other governmental charges imposed in connection with any transfer or exchange. The TECO Trusts will not register transfers of trust preferred securities that are called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The property trustee undertakes to perform only the duties specifically provided for in the trust agreement. The property trustee has no obligation to exercise any of its powers under the trust agreement at the request of any holder of trust preferred securities unless it is offered indemnity satisfactory to it against the costs, expenses and liabilities that it might incur by doing so. If the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, then the property trustee may request instructions as to the action to be taken from the TECO Limited Liability Company unless the matter is one on which holders of trust preferred securities are entitled to vote. If the TECO Limited Liability Company does not provide any directions, the property trustee will take whatever action it deems advisable and in the best interests of the holders of the trust preferred securities. The property trustee will have no liability except for its own bad faith, gross negligence or willful misconduct.

MISCELLANEOUS

     Holders of the trust preferred securities have no preemptive or similar rights.

     No TECO Trust may borrow money or issue debt or mortgage or pledge any of its assets.

                DESCRIPTION OF THE COMPANY PREFERRED SECURITIES

     The following describes the general terms and provisions of the company preferred securities to which any prospectus supplement may relate. The particular terms of the company preferred securities offered by any TECO Limited Liability Company and the extent to which any of these general provisions do not apply to its company preferred securities will be described in the prospectus supplement relating to that TECO Limited Liability Company and its company preferred securities.

     Under the terms of the limited liability company agreement for each TECO Limited Liability Company, the board of directors is authorized to issue the company preferred securities and the common securities on behalf of the TECO Limited Liability Company. The company preferred securities are preferred limited liability company interests in the TECO Limited Liability Company, the terms of which are set forth in the limited liability company agreement. The company preferred securities will have preferential rights relative to the common securities to payments in respect of distributions and payments upon redemption, liquidation or otherwise. Any payments in respect of distributions or in respect of redemption, liquidation or otherwise shall be made to the holders of company preferred securities prior to any payments being made to the holders of common securities. Holders of company preferred securities shall share ratably in any such payments. After payment of the full amount to which the holders of the company preferred securities are entitled, the holders of the common securities shall share ratably in any amount left available for payment. Holders of company preferred securities will also have other benefits as described in the corresponding limited liability company agreement.

     We have summarized selected provisions of the company preferred securities and each limited liability company agreement below. This summary is not complete. The form of limited liability company agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the form of limited liability company agreement for provisions that may be important to you. You should also consider applicable provisions of the Trust Indenture Act and the Delaware Limited Liability Company Act. Each TECO Limited Liability Company is a legally separate entity, and the assets of one are not available to satisfy the obligations of the other.

GENERAL

     Legal title to the junior subordinated notes will be held by the limited liability company. Each guarantee agreement we execute for the benefit of the holders of company preferred securities will be a guarantee on a junior subordinated basis with respect to the related company preferred securities. See "DESCRIPTION OF THE GUARANTEES" below. A TECO Limited Liability Company is required to pass on all payments it receives on the junior subordinated notes through to the holders of the company preferred securities and common securities on a pro-rata basis subject to the preference of the company preferred securities. If the TECO Limited Liability Company fails to make a payment on its company preferred securities after having received payment on the junior subordinated notes held by it, holders of the company preferred securities may enforce their rights under the TECO Energy junior subordinated guarantee agreement.

DISTRIBUTIONS

     Distributions on the company preferred securities will be cumulative. They will accumulate from the date of original issuance and will be payable on the dates specified in the applicable prospectus supplement. Except as specified in the applicable prospectus supplement, in the event that a date on which distributions are payable on the company preferred securities is not a business day, payment of the distribution will be made on the next succeeding business day (without any interest or other payment in respect to the delay), with the same force and effect as if made on the originally specified date. However, if the next business day is in the next calendar year, payment of distributions will be made on the preceding business day. Each date on which distributions are payable is referred to in this prospectus as a distribution date.

     The distributions on each company preferred security will be payable at a rate specified in the prospectus supplement for that company preferred security. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months unless otherwise specified in the applicable prospectus supplement. Distributions on company preferred securities as used in this prospectus includes any additional distributions on accumulated unpaid distributions, compounded quarterly or semi-annually at the rate per year specified in the applicable prospectus supplement, unless otherwise stated.

     The revenue of each TECO Limited Liability Company available for distribution to holders of its company preferred securities will be limited to payments under the junior subordinated notes it owns. Each TECO Limited Liability Company will invest the proceeds from the issuance and sale of its securities in the junior subordinated notes. It will have no other assets. See "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES." If we do not make interest payments on the junior subordinated notes, the limited liability company will not have funds available to pay distributions on the related company preferred securities.

     Distributions on the company preferred securities will be payable to the holders as they appear on the register of the TECO Limited Liability Company on the record date, which will be the fifteenth day (whether or not a business day) prior to the relevant distribution date, unless otherwise specified in the applicable prospectus supplement. Subject to any applicable laws and regulations and to the provisions of the applicable limited liability company agreement, each distribution payment will be made directly to the property trustee under the related trust agreement or to a holder of trust preferred securities who has exchanged such securities for company preferred securities.

PAYMENT OF EXPENSES

     Under the junior subordinated note indenture and the limited liability company agreement, we will agree to pay all debts and obligations (other than distributions on the limited liability company securities) and all costs and expenses of the TECO Limited Liability Company receiving the junior subordinated notes and to pay any and all taxes, duties, assessments or other governmental charges of the TECO Limited Liability Company (other than United States withholding taxes) imposed by the United States or any other taxing authority. This includes, but is not limited to, all costs and expenses relating to the organization of the TECO Limited Liability Company, the fees and expenses of the board of directors and officers, if any, and all costs and expenses relating to the operation of the TECO Limited Liability Company. As a result, the net amounts received and retained by a TECO Limited Liability Company after paying these fees, expenses, debts and obligations will be equal to the amounts the TECO Limited Liability Company would have received and retained had no fees, expenses, debts and obligations been incurred by or imposed on it. Our promise to pay these obligations is for the benefit of, and shall be enforceable by, any creditor to whom the fees, expenses, debts and obligations are owed, whether or not the creditor has received notice of the promise. Any creditor may enforce these obligations directly against us. We have agreed to irrevocably waive any right or remedy that would otherwise require that any creditor take any action against the TECO Limited Liability Company or any other person before proceeding against us. We will execute any additional agreements as may be necessary to give full effect to these promises.

REDEMPTION OR EXCHANGE

     If we repay or redeem, in whole or in part, any junior subordinated notes that have been issued to a TECO Limited Liability Company, whether at maturity or earlier, the proceeds from the repayment or redemption will be applied to redeem a like amount of the limited liability company's securities, subject to the preferential rights of the company preferred securities. The limited liability company must give at least 35 and no more than 60 days' notice, and the redemption price will equal the sum of:

     - the aggregate liquidation amount of the limited liability company securities being redeemed; plus

     - accumulated but unpaid distributions on the redeemed limited liability company securities to the date of redemption; plus

     - the related amount of the premium, if any, that we pay upon the concurrent redemption of junior subordinated notes.

See "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES -- Redemption."

     If we are repaying or redeeming less than all of any series of junior subordinated notes on a redemption date, then the proceeds from that repayment or redemption will be allocated to redeem the related company preferred securities pro rata based upon their respective liquidation preferences. The amount of premium, if any, that we pay to redeem all or any part of any series of any junior subordinated notes will also be allocated to the redemption pro rata of the related limited liability company securities, subject to the preferential rights of the company preferred securities.

     We will have the right to redeem any series of junior subordinated notes:

     - subject to the conditions described under "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES -- Redemption"; or

     - as may be otherwise specified in the applicable prospectus supplement.

     We have the right to dissolve a TECO Limited Liability Company at any time and, after satisfaction of any liabilities to creditors of the TECO Limited Liability Company as provided by applicable law, to cause the junior subordinated notes owned by the TECO Limited Liability Company to be distributed to the TECO Trust or the holders of the company preferred securities.

     If provided in the applicable prospectus supplement, we will have the right to extend or shorten the maturity of any series of junior subordinated notes at the time that we elect to dissolve the related TECO Limited Liability Company and cause the junior subordinated notes to be distributed to the holders of the related company preferred securities and common securities in liquidation of the TECO Limited Liability Company. However, we can extend the maturity only if the conditions specified in the applicable prospectus supplement are met at the time the election is made and at the time of the extension.

     After the liquidation date fixed for any distribution of junior subordinated notes to the holders of any series of company preferred securities:

     - that series of company preferred securities will no longer be deemed to be outstanding; and

     - the limited liability company will receive a registered global certificate or certificates representing the junior subordinated notes to be delivered in the distribution.

REDEMPTION AND EXCHANGE PROCEDURES

     Any company preferred securities that are redeemed will receive the redemption price from the simultaneous redemption of the junior subordinated notes. Redemptions of the company preferred securities will be made and the redemption price will be payable on each redemption date only to the extent that the related TECO Limited Liability Company has funds on hand available to pay that redemption price. See "Subordination of Common Securities."

     If a TECO Limited Liability Company gives notice of the redemption of its company preferred securities, then, by 12:00 noon, New York City time on the redemption date, to the extent funds are available, the limited liability company will deposit irrevocably with the property trustee under the related trust agreement funds sufficient to pay the redemption price with respect to the company preferred securities. If the company preferred securities are no longer in book-entry form, the TECO Limited Liability Company, to the extent funds are available, will irrevocably deposit with the paying agent for the company preferred securities funds sufficient to pay the redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the company preferred securities.

     Nevertheless, distributions payable on or prior to the redemption date for company preferred securities called for redemption shall be payable to the holders of those company preferred securities on the relevant record dates for the related distribution dates. If notice of redemption has been given and funds paid as required, then on the date that the funds are paid, all rights of the holders of the company preferred securities called for redemption will cease, except their right to receive the redemption price, without interest and the company preferred securities will no longer be deemed outstanding.

     Except as specified in the applicable prospectus supplement, if a date fixed for redemption of company preferred securities is not a business day, then payment of the redemption price will be made on the next business day (and without any interest or other payment for that delay). However, if that next business day falls in the next calendar year, the redemption price will be payable on the preceding business day. If payment of the redemption price for company preferred securities called for redemption is improperly withheld or refused and not paid by the TECO Limited Liability Company then:

     - distributions on those company preferred securities will continue to accrue at the then applicable rate, from the redemption date originally established by the TECO Limited Liability Company to the date on which the redemption price is actually paid; and

     - in calculating the redemption price, the actual payment date will be treated as the date fixed for redemption.

     Payment of the redemption price on the company preferred securities and any distribution of junior subordinated notes to holders of company preferred securities will be made to the record holders as they appear on the register for the company preferred securities. The record date will be the fifteenth day (whether or not a business day) prior to the redemption date or liquidation date, as applicable, unless otherwise specified in the applicable prospectus supplement.

     If less than all of the company preferred securities and common securities issued by a TECO Limited Liability Company are to be redeemed on a redemption date, then the company preferred securities shall be redeemed prior to any redemption of the common securities. The particular company preferred securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the redemption date by the board of directors from the outstanding company preferred securities not previously called for redemption. The limited liability company shall promptly notify the property trustee under the related trust agreement in writing of the company preferred securities selected for redemption and, in the case of any company preferred securities selected for partial redemption, the liquidation amount to be redeemed. For all purposes of each limited liability company agreement, unless the context otherwise requires, all provisions relating to the redemption of company preferred securities shall relate, in the case of any company preferred securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of company preferred securities which has been or is to be redeemed.

     Notice of any redemption will be mailed within 30 to 60 days before the redemption date to each holder of limited liability company securities to be redeemed at the holder's registered address. Unless we default in payment of the redemption price on the junior subordinated notes, on and after the redemption date interest ceases to accrue on the junior subordinated notes or portions of those junior subordinated notes (and distributions cease to accrue on the related company preferred securities or portions of those securities) called for redemption.

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions on, and the redemption price of, each TECO Limited Liability Company's company preferred securities and common securities, as applicable, generally shall be made pro rata based on the liquidation amount of the company preferred securities and of the common securities, subject to the preferential rights of the company preferred securities.

     Neither we nor the TECO Limited Liability Company will pay any distribution on, or redemption price of, any of the TECO Limited Liability Company's common securities, and neither we nor the TECO Limited Liability Company will make any other payment relating to the redemption, liquidation or other acquisition of those common securities, unless

     - all accumulated and unpaid distributions on all of the TECO Limited Liability Company's outstanding company preferred securities are paid in cash for distribution periods ending on or before any payment on the common securities, and

     - in the case of a payment of the redemption price, the full amount of the redemption price on all of the TECO Limited Liability Company's outstanding company preferred securities then called for redemption has been paid or provided for; and

     - all funds available to the TECO Limited Liability Company shall be applied first to the payment in full in cash of all distributions on, or redemption price of, the TECO Limited Liability Company's company preferred securities then due and payable.

     In the case of any event of default relating to any junior subordinated notes, we (as the holder of the TECO Limited Liability Company's common securities) will be deemed to have waived any right to act with respect to the event of default until the effect of all events of default with respect to the company preferred securities has been cured, waived or otherwise eliminated. Until any events of default relating to any junior subordinated notes with respect to the company preferred securities have been cured, waived or otherwise eliminated, a holder of any company preferred security or trust preferred security, as the holder of a beneficial interest in the corresponding company preferred security, may institute a legal proceeding directly against us to enforce rights to payment of distributions and amounts in redemption or liquidation, and the board of directors must act solely on behalf of the holders of the company preferred securities and not on our behalf as holder of the TECO Limited Liability Company's common securities. Likewise, only the holders of those company preferred securities will have the right to direct the board of directors to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     Under each limited liability company agreement, each TECO Limited Liability Company will automatically dissolve when its term expires. Also, it will dissolve on the first to occur of:

     - the liquidation of TECO Energy;

     - our written direction, as holder of the common securities, to the board of directors to dissolve the TECO Limited Liability Company and distribute the junior subordinated notes to the holders of the company preferred securities in exchange for the company preferred securities (which direction is optional and wholly within our discretion);

     - the redemption of all of the TECO Limited Liability Company's limited liability company securities;

     - specified events relating to the bankruptcy or insolvency of the TECO Limited Liability Company; and

     - the entry of a decree of judicial dissolution under the Delaware Limited Liability Company Act.

     If an early dissolution occurs in any manner except by the redemption of all of the limited liability company securities, then the TECO Limited Liability Company will be liquidated by the board of directors as expeditiously as they determine possible. The board of directors will distribute (after satisfying any liabilities to the TECO Limited Liability Companies' creditors as provided by applicable law) to the holders of the limited liability company securities a like amount of the junior subordinated notes. However, if that distribution is determined to be impractical by the board of directors, the holders of the limited liability company securities will be entitled to receive out of the TECO Limited Liability Company's assets available for distribution to holders (after any liabilities to the TECO Limited Liability Company's creditors as provided by applicable law) a liquidation distribution in an amount equal to, in the case of holders of company preferred securities, the aggregate of the liquidation amount plus accrued and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the TECO Limited Liability Company has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the TECO Limited Liability Company on its company preferred securities will be paid on a pro rata basis.

     As the holder of the TECO Limited Liability Company's common securities, we will be entitled to receive distributions upon any liquidation pro rata with the holders of its company preferred securities, subject to the preferential rights of the company preferred securities.

VOTING RIGHTS; AMENDMENT OF EACH LIMITED LIABILITY COMPANY AGREEMENT

     All voting rights of holders of the company preferred securities will be exercised by the holders of the trust preferred securities of the related trust. Such holders will have only the voting rights described below and under "DESCRIPTION OF GUARANTEES -- Amendments and Assignment," plus any voting rights required by law.

     We may amend each limited liability company agreement from time to time, without the consent of the holders of the company preferred securities:

     - to cure any ambiguity, correct or supplement any provisions in the limited liability company agreement that may be inconsistent with any other provision, or to address matters or questions arising under the limited liability company agreement in a way which is consistent with the agreement's other provisions; or

     - to modify, eliminate or add to any provisions of the limited liability company agreement if necessary to ensure that the TECO Limited Liability Company will be classified for United States federal income tax purposes as a partnership or to ensure that the TECO Limited Liability Company will not be required to register as an "investment company" under the Investment Company Act.

However, in the case of the first clause, the action must not adversely affect in any material respect the interests of any holder of company preferred securities. Any amendment becomes effective when we give notice of the amendment to the holders of the company preferred securities.

     We may amend each limited liability company agreement:

     - with the consent of holders representing not less than a majority (based upon liquidation amounts) of the outstanding company preferred securities; and

     - upon receipt of an opinion of counsel experienced in such matters to the effect that the amendment or the exercise of any power granted in accordance with the amendment will not affect the TECO Limited Liability Company's status as a partnership for United States federal income tax purposes or the TECO Limited Liability Company's exemption from status as an "investment company" under the Investment Company Act.

However, without the consent of each holder of company preferred securities, no amendment may:

     - change the amount or timing of any distribution on the limited liability company securities or otherwise adversely affect the amount of any distribution required to be made in respect of the limited liability company securities as of a specified date; or

     - restrict the right of a holder of company preferred securities to sue for the enforcement of any distribution payment.

     The limited liability company is required to notify each holder of company preferred securities whenever it is notified of a default with respect to the junior subordinated notes.

     If an event of default has occurred and is continuing under the junior subordinated indenture or if TECO Energy is in default on any of its payment or other obligations under the junior subordinated guarantee, the holders of a majority of the aggregate liquidation preference of the outstanding company preferred securities may appoint a special representative of the TECO Limited Liability Company and the holders of company preferred securities to enforce the TECO Limited Liability Company's rights under the junior subordinated notes. If a special representative has been appointed, the special representative shall have the exclusive right to enforce, or direct the enforcement of, the TECO Limited Liability Company's rights under the junior subordinated notes.

     No vote or consent of the holders of company preferred securities will be required for a TECO Limited Liability Company to redeem and cancel its company preferred securities in accordance with the applicable limited liability company agreement.

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

     Whenever holders of company preferred securities are entitled to vote or consent under any of the circumstances described above, we will not be permitted to vote.

REMOVAL OF DIRECTORS

     As the holder of the TECO Limited Liability Company's common securities, we may remove that limited liability company's directors at any time. In no event will holders of the company preferred securities have the right to vote to appoint, remove or replace the directors; that right belongs exclusively to us as the holder of the common securities.

PAYMENT

     The limited liability company will make payments in respect of the company preferred securities by check or by crediting the account of the property trustee of the related trust and the other holders of the company preferred securities on the applicable distribution dates.

REGISTRAR AND TRANSFER AGENT

     Unless otherwise specified in the applicable prospectus supplement, the limited liability company or a third party appointed by the limited liability company will act as registrar and transfer agent for the company preferred securities.

     Each TECO Limited Liability Company or a third party registrar transfer agent will register transfers of company preferred securities without charge, but will require payment of any tax or other governmental charges imposed in connection with any transfer or exchange. The TECO Limited Liability Companies will not register transfers of company preferred securities that are called for redemption.

MISCELLANEOUS

     Each TECO Limited Liability Company's board of directors is authorized and directed to operate the TECO Limited Liability Company in such a way that:

     - the TECO Limited Liability Company will not be:

       -- deemed to be an "investment company" required to be registered under the Investment Company Act; or

       -- classified as an association taxable as a corporation for United
          States federal income tax purposes; and

     - the junior subordinated notes will be treated as our indebtedness for United States federal income tax purposes.

We and the board of directors are authorized to take any lawful action (consistent with each TECO Limited Liability Company's certificate of formation and limited liability company agreement) that we and they deem to be necessary or desirable for these purposes, as long as the action does not materially and adversely affect the interests of the holders of the trust preferred securities.

     Holders of the company preferred securities have no preemptive or similar rights.

     No TECO Limited Liability Company may borrow money or issue debt or mortgage or pledge any of its assets.

                  DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

     The junior subordinated notes will be issued by us in one or more series under an Indenture dated August 17, 1998 between us and The Bank of New York, as trustee, as supplemented by a supplemental indenture relating to that series. We have summarized below the terms applying generally to a series of our junior subordinated notes. The summary is not complete. The indenture and a general form of supplemental indenture for a series of junior subordinated notes are filed as exhibits to the registration statement of which this prospectus is a part.

     The particular supplemental indenture for each series has been or will be filed or incorporated by reference as an exhibit to the registration statement. You should read the indenture and the relevant supplemental indenture for provisions that may be important to you. We will also describe in the applicable prospectus supplement the particular terms of the junior subordinated notes then to be issued, including any modifications of or additions to the discussion below of the general terms of the junior subordinated notes. Therefore, for a description of the terms of a particular series of junior subordinated notes relevant to you, you should also review both the prospectus supplement relating to that series and the description of the junior subordinated notes in this prospectus before making an investment decision.

GENERAL

     The junior subordinated notes will be issued by us to a TECO Limited Liability Company in one or more series. The governing indenture does not limit the amount or number of junior subordinated notes or other types of debt securities that we can issue from time to time under the indenture.

     The terms of the junior subordinated notes will correspond to the terms of a series of company preferred securities issued by the TECO Limited Liability Company receiving the junior subordinated notes and to the terms of a series of trust preferred securities issued by a TECO Trust receiving the related company preferred securities. When a TECO Limited Liability Company issues and sells its company preferred securities, the limited liability company will use the proceeds from the sale and from the consideration we pay for the limited liability company's common securities to purchase the corresponding series of junior subordinated notes.

     Each series of junior subordinated notes will:

     - be unsecured;

     - be in the principal amount equal to the aggregate stated liquidation amount of the company preferred securities and the common securities of the TECO Limited Liability Company that holds such series of junior subordinated notes; and

     - rank equally with all other series of our junior subordinated debt securities in terms of priority of payment.

     The applicable prospectus supplement will describe specific terms of the junior subordinated notes that correspond to the trust preferred securities being offered. The terms will include some or all of the following:

     - the designation, aggregate principal amount, currency or composite currency and denominations of the junior subordinated notes;

     - the price at which the junior subordinated notes will be issued and sold to the TECO Limited Liability Company;

     - the maturity date and other dates, if any, on which the principal of the junior subordinated notes will be payable;

     - the interest rate or rates, if any, or method of calculating the interest rate or rates which the junior subordinated notes will bear;

     - the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

     - the terms of any mandatory or optional redemption of the junior subordinated notes by us;

     - if payments of principal or interest may be made in a currency other than U.S. Dollars, the manner for determining such payments;

     - whether and upon what terms the junior subordinated notes may be defeased (which means that we would be discharged from our obligations by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the junior subordinated notes);

     - whether any events of default or covenants in addition to or instead of those found in the indenture or described in this prospectus apply;

     - provisions relating to the subordination of the junior subordinated notes;

     - any provisions relating to extending or shortening the date on which the principal and premium, if any, of the junior subordinated notes of the series is payable;

     - any provisions relating to the deferral of payment of any interest;

     - the forms of the related limited liability company agreement with the TECO Limited Liability Company being issued the junior subordinated notes, the related trust agreement with the TECO Trust being issued the company preferred securities and the guarantee agreement;

     - the additions or changes, if any, to the indenture with respect to that series of junior subordinated notes to permit or facilitate the issuance of that series of the junior subordinated notes to a TECO Limited Liability Company; and

     - any other terms not inconsistent with the provisions of the indenture, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the issuance of the junior subordinated notes.

     Unless otherwise specified in the applicable prospectus supplement, we will covenant, as to each series of the junior subordinated notes:

     - to maintain, directly or indirectly, 100% ownership of the common securities of the TECO Limited Liability Company to which the junior subordinated notes have been issued (provided that successors which are permitted under to the indenture may succeed to our ownership of the common securities); and

     - to use our reasonable efforts, consistent with the terms and provisions of the related limited liability company agreement, to cause that TECO Limited Liability Company to remain classified as a partnership for United States federal income tax purposes and to use our reasonable efforts, consistent with the terms and provisions of the related trust agreement, to cause that TECO Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

Additional covenants, relating to payment of the TECO Trusts' and TECO Limited Liability Companies' expenses, are described above under "DESCRIPTION OF THE TRUST PREFERRED SECURITIES -- Payment of Expenses" and "DESCRIPTION OF THE COMPANY PREFERRED SECURITIES -- Payment of Expenses."

OPTION TO EXTEND INTEREST PAYMENT DATE

     We will have the right at any time and from time to time during the term of any series of junior subordinated notes to defer payments of interest for a specified number of consecutive interest payment, or extension, periods. No extension period may extend beyond the maturity date of that series of junior subordinated notes at any time. We may pay at any time all or any portion of the interest accrued to that point during a deferral period. At the end of the deferral period or at a redemption date, we will be obligated to pay all interest accrued and unpaid (together with interest on the unpaid interest to the extent permitted by applicable law.) United States federal income tax consequences and special considerations applicable to any junior subordinated notes for which an extension period has been elected will be described in the applicable prospectus supplement. During any extension period, or while we are in default, we will be restricted in our ability to make payments or incur obligations related to our stock or debt securities ranking equal to or below the junior subordinated notes.

     Before the end of any extension period, we may further extend the interest payment period. However, the deferral period, together with all prior and further extensions, cannot exceed 20 consecutive quarters or ten semi-annual periods or extend beyond the maturity date of the junior subordinated notes. After the termination of any deferral period and the payment of all amounts due, we may decide to begin a new deferral period, subject to the same requirements described above.

     If the property trustee is the sole holder of the company preferred securities, we will give the property trustee and the indenture trustee notice of our selection of any deferral period one business day prior to the earlier of:

     - the next date distributions on the preferred securities are payable; or

     - the date the TECO Trust is required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the trust preferred securities of the record date or the date any distribution is payable.

If the property trustee is not the sole holder, we will give the holders of the company preferred securities and the indenture trustee notice of our selection of any deferral period ten business days prior to the earlier of:

     - the next interest payment date; or

     - the date we are required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the junior subordinated notes of the record or payment date of any related interest payment.

REDEMPTION

     The junior subordinated notes and the applicable supplemental indenture will provide the terms under which we can redeem the junior subordinated notes at our option. They will specify a date prior to which we cannot redeem the junior subordinated notes, and after which we will have the right to redeem the junior subordinated notes, in whole or in part, upon 30 to 60 days notice to the holder of the junior subordinated notes at a redemption price or prices stated in this prospectus supplement.

     If the junior subordinated notes are redeemed only in part, they will be redeemed pro rata, by lot or other method selected by the trustee. If a partial redemption would result, however, in the delisting of the TECO Trusts' corresponding trust preferred securities from the national securities exchange or other self-regulatory organization on which the securities are listed, or if the TECO Limited Liability Company's corresponding company preferred securities are then listed on a national securities exchange or other self-regulatory organization and such partial redemption would result in the delisting of the corresponding company preferred securities from such national securities exchange or self-regulatory organization, we will not be permitted to effect the partial redemption and may redeem the junior subordinated notes only as a whole.

     Unless otherwise specified in the applicable prospectus supplement and subject to the provisions of the applicable prospectus supplement, if a Tax Event (as defined below) or an Investment Company Event (as defined below) in respect of a TECO Trust or TECO Limited Liability Company occurs and is continuing, we can redeem the junior subordinated notes, in whole but not in part, at any time within the next 90 days.

     "Tax Event" means that the applicable TECO Trust or TECO Limited Liability Company has received an opinion of counsel (which may be counsel to us or an affiliate) experienced in such matters to the effect that, as a result of any

     - amendment to, or change (including any announced proposed change) in, the laws or regulations of the United States, any political subdivision or taxing authority, or

     - official administrative written decision, pronouncement or action or judicial decision interpreting or applying those laws or regulations,

in each case which amendment or change is effective or which proposed change, pronouncement, action or decision is announced on or after the date of issuance of the series of junior subordinated notes, there is more than an insubstantial risk that:

     - the TECO Trust or TECO Limited Liability Company is, or will be within 90 days of the date of the opinion, subject to United States federal income tax with respect to income received or accrued on the junior subordinated notes or company preferred securities;

     - interest we pay on the junior subordinated notes is not, or will not be within 90 days of the date of the opinion, deductible, in whole or in part, for United States federal income tax purposes; or

     - the TECO Trust or TECO Limited Liability Company is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     "Investment Company Event" means that the applicable TECO Trust or TECO Limited Liability Company will have received an opinion of counsel (which may be counsel to us or an affiliate) experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority on or after the date of issuance of the series of junior subordinated notes, there is more than an insubstantial risk that the trust or limited liability company is or will be considered an "investment company" that is required to be registered under the Investment Company Act.

RESTRICTIONS ON CERTAIN PAYMENTS

     If:

     - we have actual knowledge that an event has occurred that (a) with the giving of notice or the lapse of time, or both, would constitute an event of default under the indenture with respect to the junior subordinated notes of that series and (b) we have not taken reasonable steps to cure the event;

     - we are in default with respect to payment of any obligations under the guarantee relating to related trust preferred securities; or

     - we have given notice of our selection of a deferral of interest extension period as provided under the supplemental indenture with respect to the junior subordinated notes and have not rescinded the notice, or the extension period shall be continuing;

then, unless otherwise provided in the applicable prospectus supplement, we will promise, as to each series of junior subordinated notes issued, that we and our subsidiaries will not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our stock;

     - make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any of our debt securities (including other junior subordinated notes) that rank equally with or junior in interest to the junior subordinated notes;

     - make any guarantee payments with respect to any of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior in interest to the junior subordinated notes other than:

     - as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series;

     - dividends or distributions payable in our common stock;

     - redemptions or purchases of any rights pursuant to our shareholder rights plan, or any successor rights agreement, and the declaration of a dividend of rights or the issuance of stock under a rights agreement in the future;

     - payments under any guarantee relating to the trust preferred securities of a TECO Trust;

     - purchases of common stock related to the issuance of common stock under any benefit plans for our or our subsidiaries' directors, officers or employees;

     - obligations under any dividend reinvestment plan or stock purchase plan; and

     - purchases of fractional interests in shares of our stock pursuant to the conversion or exchange provisions of a security being converted or exchanged for our stock.

RANKING OF THE JUNIOR SUBORDINATED NOTES

     The junior subordinated notes will be subordinate in right of payment to our senior indebtedness, which, generally speaking, consists of our indebtedness for borrowed money and indebtedness of others guaranteed by us or secured by our property, capital lease obligations, debts due under credit arrangements not including ordinary accounts payable, and similar indebtedness.

     The indenture under which we will issue the junior subordinated notes does not restrict the total amount of debt that we or our subsidiaries may incur or contain any covenant or other provision that is specifically intended to afford any holder of the junior subordinated notes or other debt securities special protection in the event of highly leveraged transactions or any other transactions resulting in a decline in our ratings or credit quality.

     Our default or event of default under any other senior or subordinated indebtedness would not necessarily constitute an event of default under the indenture. However, in the event of payment defaults under, or acceleration of, our senior or subordinated indebtedness, the subordination provisions of the applicable supplemental indenture will provide that no payments may be made in respect of the junior subordinated notes until the senior or subordinated indebtedness has been paid in full or any payment default thereunder has been cured or waived. Our failure to make required payments on any series of junior subordinated notes would constitute an event of default.

     The junior subordinated notes are obligations exclusively of TECO Energy, which, as a holding company, has no material assets other than its ownership of the common stock of its subsidiaries, including Tampa Electric Company. We will rely entirely upon distributions from our subsidiaries to meet the payment obligations under the junior subordinated notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the junior subordinated notes or otherwise to make any funds available to us including the payment of dividends or other distributions or the extension of loans or advances. Furthermore, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries' earnings, which are subject to various business risks. In a bankruptcy or insolvency proceeding, claims of holders of the junior subordinated notes would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Thus, the junior subordinated notes are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors.

CONSOLIDATION, MERGER, ETC.

     We will not consolidate or merge with or into any other corporation or other organization, or sell, convey or transfer all or substantially all of our assets to any individual or organization, unless:

     - the successor is an individual or organization organized under the laws of the United States or any state thereof or the District of Columbia or, upon the effectiveness of the currently proposed amendment to the indenture, under the laws of a foreign jurisdiction and such successor consents to the jurisdiction of the courts of the United States or any state thereof;

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

     - the successor or transferee expressly assumes our obligations under the indenture; and

     - the consolidation, merger, sale or transfer does not cause the occurrence of a default under the indenture.

Upon the assumption by the successor of our obligations under the indenture and the debt securities issued thereunder, and the satisfaction of any other conditions required by the indenture, the successor will succeed to and be substituted for us under the indenture.

DENOMINATIONS, REGISTRATION AND TRANSFER OF JUNIOR SUBORDINATED NOTES

     The junior subordinated notes will be denominated in U.S. dollars in registered form without coupons, unless otherwise indicated in the applicable prospectus supplement and except as otherwise indicated under the heading "BOOK-ENTRY ISSUANCE" below.

     A holder of registered junior subordinated notes may request registration of a transfer upon surrender of the junior subordinated note being transferred at any agency we maintain for that purpose and upon fulfillment of all other requirements of the agent.

EXCHANGE OF JUNIOR SUBORDINATED NOTES

     In the event a person other than the property trustee or the applicable limited liability company holds any registered junior subordinated notes, those junior subordinated notes may be exchanged for an equal principal amount of registered junior subordinated notes of the same series and date of maturity in the denominations requested by the holders upon surrender of the registered junior subordinated notes at an agency we maintain for that purpose and upon fulfillment of all other requirements of the agent.

DEFAULTS AND REMEDIES

     Unless the supplemental indenture establishing the series provides for different events of default, in which event the prospectus supplement will describe the change, an event of default with respect to a series of junior subordinated notes will occur if:

     - we fail to pay any interest on any note of that series when due, and such failure has continued for 30 days;

     - we fail to pay principal of or premium, if any, on any note of that series when due;

     - we fail to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of junior subordinate notes other than that series), and that failure has continued for 90 days after we receive written notice as provided in the indenture;

     - events of bankruptcy, insolvency or reorganization; and

     - any other event defined as an event of default with respect to junior subordinated notes of that series.

     If an event of default occurs and is continuing on a series of junior subordinated notes, the trustee by notice to us, or, to the extent permitted by applicable law, the holders of at least 25% in principal amount of the series by notice both to us and to the trustee, may declare the principal of and accrued interest on all the junior subordinated notes of the series to be due and payable immediately. If, upon an event of default, the trustee or the holders of not less than 25% in aggregate principal amount of the series fail to declare the principal of all the junior subordinated notes of that series to be immediately due and payable, then the holders of 25% in aggregate liquidation amount of the related trust preferred securities then outstanding shall have the right to do so by notice to us and to the trustee.

     Except as provided in the next sentence, the holders of a majority in principal amount of a series of junior subordinated notes, by notice to the trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration. However, so long as any of the related trust preferred securities are still outstanding, then the holders of a majority in aggregate liquidation amount of those trust preferred securities shall have the sole right to rescind the acceleration and its consequences with respect to that series, subject to the same conditions set forth above.

     If an event of default occurs and is continuing on a series, the trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the trustee and holders of the series.

     Any holder of the related trust preferred securities of the applicable TECO Trust shall have the right, upon the occurrence and continuance of an event of default with respect to the series following our failure to pay timely interest, principal or premium as described above, to sue us directly. In that lawsuit the holder of the related trust preferred securities can force us to pay to the holder the principal of, and premium, if any, and interest on, the junior subordinated notes having a principal amount equal to the aggregate liquidation amount of the trust preferred securities held by that holder.

     Subject to the provisions of the indenture relating to the duties of the indenture trustee in case an event of default occurs and is continuing, the indenture trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the junior subordinated notes, whether it be the property trustee or otherwise, unless the holders have offered to the trustee reasonable security or indemnity. Subject to such provisions for security and indemnification of the trustee and other rights of the trustee, the holders of a majority in principal amount of the outstanding junior subordinated notes of any series have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the junior subordinated notes of that series.

     The holder of any junior subordinated note, whether it be the property trustee or otherwise, will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to limitations specified in the indenture, interest on that note on its stated maturity date (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any of these payments.

     Annually, we must furnish to the indenture trustee a statement that to the best of our knowledge we are not in default in the performance and observance of any terms, provisions or conditions of the indenture or, if there has been such a default, specifying each default and its status.

     The indenture does not have a cross-default provision. Thus, a default by us on any other debt, including any other series of junior subordinated notes, would not constitute an event of default under the indenture. A supplemental indenture may provide for a cross-default provision; in that case the prospectus supplement will describe the terms of that provision.

MODIFICATION OF THE INDENTURE

     The indenture provides that we or the trustee may modify or amend its terms with the consent of (i) the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series and
(ii) 66 2/3% in aggregate principal amount of the outstanding debt securities of all affected series. However, without the consent of each holder of all of the outstanding debt securities affected by that modification, we may not:

     - change the date stated on the debt security on which any payment of principal or interest is stated to be due;

     - reduce the principal amount or any premium or interest on, any debt security, in the case of a discounted debt security, the amount payable upon acceleration of the maturity thereof;

     - change the place of payment or currency of payment of principal of, or premium, if any, or interest on, any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity (or, in the case of redemption, on or after the redemption date); or

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture, for waiver of compliance with some provisions of the indenture or for waiver of some defaults.

     Under limited circumstances and only upon the fulfillment of conditions, we and the trustee may make modifications and amendments of the indenture without the consent of any holders of the debt securities.

     However, unless stated otherwise in the applicable prospectus supplement:

     - we are not permitted to adopt an amendment that adversely affects the holders of the trust preferred securities in any material respect, and

     - no termination of the indenture shall occur,

without the prior consent of the holders of not less than a majority in aggregate liquidation amount of the trust preferred securities then outstanding unless and until the principal (and premium, if any) of the junior subordinated notes of that series and all accrued and unpaid interest thereon have been paid in full. Furthermore, no amendment can be made to the provisions of the indenture allowing holders of trust preferred securities to sue directly following our failure to make timely payments on the junior subordinated notes as described above without the prior consent of the holder of each trust preferred security then outstanding unless and until the principal (and premium, if any) of the junior subordinated notes of the series and all accrued and unpaid interest thereon have been paid in full.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     We will have satisfied and discharged the indenture and it will cease to be in effect (except as to our obligations to compensate, reimburse and indemnify the trustee pursuant to the indenture and some other obligations), when we deposit or cause to be deposited with the trustee, in trust, an amount sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit (or to the stated maturity date or earlier redemption date for debt securities that have been called for redemption).

DEFEASANCE OF THE JUNIOR SUBORDINATED NOTES

     Unless otherwise provided in the applicable prospectus supplement, we may cause ourself (subject to the terms of the indenture) to be discharged from any and all obligations with respect to any junior subordinated notes or series of junior subordinated notes (except for certain obligations to register the transfer or exchange of the junior subordinated notes, to replace the junior subordinated notes if stolen, lost or mutilated, to maintain paying agencies and to hold money for payment in trust) on and after the date that the conditions provided for in the indenture are satisfied. Those conditions include the deposit with the trustee, in trust for this purpose, of money and/or U.S. government obligations, whose scheduled payments of principal and interest, will provide money in an amount sufficient to pay the principal of and any premium and interest on the junior subordinated notes on the stated maturity date of those payments or upon redemption, as the case may be, under the terms of the indenture and the junior subordinated notes.

REGARDING THE TRUSTEE

     The Bank of New York will act as trustee and registrar for the junior subordinated notes issued under the indenture. Unless otherwise indicated in a prospectus supplement, the trustee will also act as transfer agent and paying agent with respect to the junior subordinated notes. The Bank of New York maintains banking relationships with us in the ordinary course of business and serves as trustee under other indentures with us and certain of our affiliates.

                         DESCRIPTION OF THE GUARANTEES

     When the trust preferred securities and the company preferred securities are issued, we will execute and deliver a guarantee agreement for the benefit of the holders of the company preferred securities and, indirectly, the holders of the trust preferred securities as a result of their beneficial interest in the company preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as guarantee trustee under each guarantee for the purposes of compliance with the Trust Indenture Act. It will hold the guarantee for the benefit of the holders of the corresponding TECO Limited Liability Company's company preferred securities and, indirectly, the holders of the corresponding TECO Trust's trust preferred securities.

     We have summarized certain provisions of the guarantee below. This summary is not complete. The form of the guarantee agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the guarantee agreement for provisions that may be important to you. Reference in this summary to company preferred securities and trust preferred securities means the company preferred securities and trust preferred securities to which a guarantee relates.

GENERAL

     We will promise to pay the guarantee payments to the holders of the company preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the TECO Limited Liability Company may have or assert, other than the defense of payment. The guarantee payments will rank equal to the junior subordinated notes and will be junior and subordinated to our senior debt and subordinated debt. The guarantee payments include the following, to the extent not paid by or on behalf of the TECO Limited Liability
Company:

     - any accumulated and unpaid distributions required to be paid on the company preferred securities;

     - the redemption price for any company preferred securities called for redemption; and

     - upon a voluntary or involuntary dissolution, winding up or liquidation of a TECO Limited Liability Company (unless the junior subordinated notes are distributed to the holders of the company preferred securities), the greater of:

       -- the liquidation distribution payable on the company preferred securities; and

       -- the amount of assets of the TECO Limited Liability Company remaining available for distribution to holders of company preferred securities.

     Our obligation to make a guarantee payment may be satisfied either by our direct payment of the required amounts to the holders of the company preferred securities or by causing the TECO Limited Liability Company to pay them.

     Each guarantee will be an irrevocable guarantee, on a junior subordinated basis, of the TECO Limited Liability Company's obligations under the company preferred securities.

     All of our consolidated operating assets are owned by our subsidiaries, and most are owned by regulated utilities. Accordingly, our obligations under the guarantees will be effectively subordinated to all existing and future liabilities of our subsidiaries and could be affected by regulatory limitations. See "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES -- General" and "-- Ranking of the Junior Subordinated Notes." Except as otherwise provided in the applicable prospectus supplement, we and our subsidiaries are not limited in the amount of secured or unsecured debt that we may have outstanding.

     Our obligations described in this prospectus and any accompanying prospectus supplement, through the applicable guarantee agreement, limited liability company agreement, trust agreement, junior subordinated notes, and supplemental indenture, taken together, constitute our full, irrevocable and unconditional guarantee of payments due on the company preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the TECO Limited Liability Company's obligations under the company preferred securities. See "THE TECO TRUSTS," "THE TECO LIMITED LIABILITY COMPANIES," "DESCRIPTION OF THE TRUST PREFERRED SECURITIES," "DESCRIPTION OF COMPANY PREFERRED SECURITIES," and "DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES."

STATUS OF THE GUARANTEES

     Each guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all of our senior debt and subordinated debt.

     Each guarantee will rank equally with all other guarantees we issue relating to company preferred securities issued by the TECO Limited Liability Companies. Each guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against us as the guarantor to enforce its rights under the guarantee without first suing anyone else). Each guarantee will be held for the benefit of the holders of the company preferred securities. Each guarantee will be discharged only by payment of the guarantee payments in full (to the extent not paid by the TECO Limited Liability Company) or by distribution of the junior subordinated notes to the holders of the company preferred securities. None of the guarantees places a limitation on the amount of additional senior indebtedness or subordinated indebtedness that we may incur. We expect from time to time to incur additional indebtedness constituting senior indebtedness or subordinated indebtedness.

AMENDMENTS AND ASSIGNMENT

     A guarantee may be amended without the prior approval of any holders of the related company preferred securities if the change does not adversely affect the rights of those holders in any material respect. Otherwise, an amendment will require prior approval of holders of a majority of the aggregate liquidation amount of the related outstanding company preferred securities. The manner of obtaining the required approval will be as set forth under "DESCRIPTION OF THE COMPANY PREFERRED SECURITIES -- Voting Rights; Amendment of Each Limited Liability Company Agreement." All guarantees and agreements contained in each guarantee agreement will bind our successors, assigns, receivers, trustees and representatives and will benefit the holders of the company preferred securities then outstanding.

EVENTS OF DEFAULT

     We will be in default under any guarantee agreement if (a) we do not make required payments or (b) we are notified that we have not performed some other obligation and have not cured that failure within 90 days.

     The holders of a majority in aggregate liquidation amount of the related company preferred securities have the right to:

     - direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee agreement; or

     - direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

Holders of a majority in aggregate liquidation amount of the related company preferred securities also have the right to waive any past event of default and its consequences.

     The guarantee agreement provides that, to the fullest extent permitted by law, without the need for any other action of any person, including the guarantee trustee or any other holder of the trust preferred securities or company preferred securities, each holder of trust preferred securities or company preferred securities will be entitled to enforce the rights of the holders of the company preferred securities under the guarantee agreement.

     As guarantor, we are required to file annually with the guarantee trustee a certificate stating whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee agreement.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee promises to perform only the duties that are specifically set forth in each guarantee agreement, other than during the occurrence and continuance of a default by us in performance of any guarantee. After we default and while the default continues, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by any guarantee agreement at the request of any holder of trust preferred securities or company preferred securities unless it is offered indemnity satisfactory to it against the costs, expenses and liabilities that it might incur by doing so.

TERMINATION OF THE GUARANTEES

     Each guarantee will terminate upon full payment of the redemption price of the related company preferred securities, upon full payment of the amounts payable upon liquidation of the related TECO Limited Liability Company or upon the later to occur of distribution of junior subordinated notes to the holders of the company preferred securities or to the holders of the trust preferred securities. Each guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related company preferred securities must restore payment of any sums paid under the company preferred securities or the guarantee.

GOVERNING LAW

     Each guarantee agreement will be governed by and construed in accordance with the laws of the State of New York.

           RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, COMPANY
              PREFERRED SECURITIES, THE JUNIOR SUBORDINATED NOTES
                               AND THE GUARANTEES

FULL AND UNCONDITIONAL GUARANTEE

     We will irrevocably guarantee payments of distributions and other amounts due on the company preferred securities as and to the extent described above under "DESCRIPTION OF THE GUARANTEES." Taken together, our obligations under each series of junior subordinated notes, the related supplemental indenture, the indenture, the related limited liability company agreement, the related trust agreement and the related guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the related company preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the full guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the TECO Limited Liability Company's obligations under the company preferred securities.

     If and to the extent that we do not make payments on a series of junior subordinated notes, the TECO Limited Liability Company will not pay distributions or other amounts due on the related company preferred securities. In that event, the remedy for a holder of company preferred securities is to institute a legal proceeding directly against us to enforce payment of the distributions to the holder or to seek such holder's rights under the guarantee. Our obligations under each guarantee are subordinate and junior in right of payment to all of our senior indebtedness and subordinated indebtedness.

SUFFICIENCY OF PAYMENTS

     As long as all payments are made when due on each series of junior subordinated notes, those payments will be sufficient to cover distributions and other payments due on the related company preferred securities. This is primarily because:

     - the aggregate principal amount of each series of junior subordinated notes will be equal to the sum of the aggregate stated liquidation amount of the related company preferred securities and common securities and the aggregate principal amount of each series of company preferred securities will be equal to the sum of the aggregate stated liquidation amount of the related trust preferred securities and;

     - the interest rate and interest and other payment dates on each series of junior subordinated notes will match the distribution rate and distribution and other payment dates for the related company preferred securities;

     - we have promised to pay any and all costs, expenses and liabilities of each TECO Trust except the TECO Trust's obligations under its trust preferred securities;

     - we have promised to pay any and all costs, expenses and liabilities of each TECO Limited Liability Company except the limited liability company's obligations under its securities;

     - each trust agreement provides that the TECO Trust will not engage in any activity that is not consistent with the limited purposes of the TECO Trust; and

     - each limited liability company agreement provides that the TECO Limited Liability Company will not engage in any activity that is inconsistent with the limited purposes of the TECO Limited Liability Company.

     We have the right to set-off any payment we are otherwise required to make under the indenture if and to the extent we have already made, or are concurrently making, a payment under the related guarantee agreement.

     In the event of payment defaults under, or acceleration of, our senior or subordinated indebtedness, the subordination provisions of the applicable supplemental indenture will provide that no payments may be made in respect of the junior subordinated notes until the senior or subordinated indebtedness has been paid in full or any payment default thereunder has been cured or waived.

ENFORCEMENT RIGHTS OF HOLDERS OF TRUST PREFERRED SECURITIES

     A holder of any trust preferred security may institute a legal proceeding directly against us to enforce its rights under the related guarantee agreement without first instituting a legal proceeding against the guarantee trustee, the related TECO Trust, the related TECO Limited Liability Company or anyone else.

RIGHTS UPON DISSOLUTION

     Upon any voluntary or involuntary dissolution of any TECO Trust involving the liquidation of the assets that it holds, the holders of the trust preferred securities will be entitled to receive the liquidation distribution in cash, out of assets of the TECO Trust (after satisfaction of creditors of the TECO Trust as provided by applicable law). If we become subject to any voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the junior subordinated notes, would be one of our junior subordinated creditors. The property trustee would be subordinated in right of payment to all of our senior indebtedness and subordinated indebtedness, but it would be entitled to receive payment in full of principal and interest before our stockholders receive payments or distributions. We are the guarantor under each guarantee agreement and under the indenture, and as borrower, have agreed to pay all costs, expenses and liabilities of each TECO Trust (other than the TECO Trust's obligations to the holders of its trust preferred securities). Accordingly, in the event of our liquidation or bankruptcy the positions of a holder of trust preferred securities and of a holder of junior subordinated notes are expected to be substantially the same relative to our other creditors and our stockholders.

                              BOOK-ENTRY ISSUANCE

     The trust preferred securities, company preferred securities and corresponding series of junior subordinated notes may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, the depositary identified in the prospectus supplement relating to that series. The depositary will be DTC unless otherwise indicated in the applicable prospectus supplement. Book-entry securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged for the individual securities that it represents, a book-entry security may not be transferred except as a whole to a nominee of the depositary or to a successor depositary or any nominee of the successor.

     DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of book-entry securities within the DTC system must be made by or through direct participants, which will receive a credit for the book-entry securities on DTC's records. The ownership interest of each actual purchaser of each book-entry security, or Beneficial Owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the Beneficial Owners purchased book-entry securities. Transfers of ownership interests in the book-entry securities are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in book-entry securities, except in the event that use of the book-entry system is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     To facilitate subsequent transfers, all book-entry securities deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of book-entry securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the book-entry securities; DTC's records reflect only the identity of the direct participants to whose accounts such book-entry securities are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     We expect that conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to Beneficial Owners and the voting rights of direct participants, indirect participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. as the registered holder of the book-entry securities.

     Although voting with respect to the book-entry securities is limited to the holders of record of the book-entry securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to book-entry securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee or entity as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts such book-entry securities are credited on the record date identified in a listing attached to the omnibus proxy.

     Distribution payments on the trust preferred securities, company preferred securities or the junior subordinated notes held in book-entry form will be made to DTC. We have been advised that DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC, the relevant trustee, the TECO Limited Liability Company (as applicable), the TECO Trust (as applicable) or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment on book-entry securities to DTC is our responsibility or the responsibility of the limited liability company, the relevant trustee (as applicable), disbursement of such payments to direct participants is the responsibility of DTC and disbursements of such payments to the Beneficial Owners is the responsibility of direct and indirect participants.

     Unless otherwise specified in the applicable prospectus supplement, if a depositary for a series of trust preferred securities is at any time unwilling, unable or ineligible to continue as depositary and the TECO Limited Liability Company does not appoint a successor depositary within 90 days, the trust will issue individual trust preferred securities of such series in exchange for the global security representing that series of trust preferred securities. In addition, the TECO Limited Liability Company may at any time and in its sole discretion, subject to any limitations described in the prospectus supplement relating to the trust preferred securities, determine not to have any trust preferred securities of a series represented by one or more global securities and, in that event, the trust will issue individual trust preferred securities of that series in exchange for the global security or securities representing that series of trust preferred securities. Further, if we so specify with respect to trust preferred securities of a series, an owner of a beneficial interest in a global security representing trust preferred securities of that series may, on terms acceptable to us, the property trustee and the depositary for such global security, receive individual trust preferred securities of that series in exchange for that owner's beneficial interests, subject to any limitations described in the prospectus supplement relating to those trust preferred securities. In that instance, a Beneficial Owner in the global security will be entitled to physical delivery of individual trust preferred securities of the series represented by the global security equal in liquidation amount to such beneficial interest and to have such trust preferred securities registered in its name. Individual trust preferred securities of the series so issued will be issued in the denominations described in the related prospectus supplement.

     If the TECO Trust issues certificated trust preferred securities, they will be registered in the name of the security holder. The trust preferred securities may be transferred or exchanged, based on administrative procedures in the trust agreement, without the payment of any service charge (other than any tax or other governmental charge) by contacting the registrar and transfer agent as specified in the applicable prospectus supplement.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. Neither we nor the TECO Limited Liability Company or TECO Trusts have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                USE OF PROCEEDS

     Each TECO Trust will use all of the proceeds it receives from the sale of its trust preferred securities to purchase from a TECO Limited Liability Company the corresponding company preferred securities. Each TECO Limited Liability Company will use all of the proceeds it receives from the sale of its company preferred securities and common securities to purchase from us the corresponding junior subordinated notes. Except as otherwise described in the applicable prospectus supplement, we intend to use the proceeds from our sale of the junior subordinated notes to a TECO Limited Liability Company for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures, repayment of debt and other business opportunities.

                              PLAN OF DISTRIBUTION

     At our direction, a TECO Trust may sell the trust preferred securities in any one or more of the following ways from time to time: (a) to or through underwriters or dealers; (b) directly to one or more purchasers; or (c) through agents. The applicable prospectus supplement will set forth with respect to the securities being offered the terms of the offering, including the name or names of any underwriters, the purchase price of the securities and the proceeds to the TECO Trust from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange on which the securities may be listed. Only underwriters so named in the applicable prospectus supplement are deemed to be underwriters in connection with the securities being offered.

     If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the securities of the series offered by us and/or the applicable TECO Trust and described in the applicable prospectus supplement if any of those securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may also be sold directly by a TECO Trust at our direction or through agents designated by us from time to time. Any agent involved in the offering and sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us and/or a TECO Trust to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the applicable prospectus supplement, we and/or a TECO Trust will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities providing for payment and delivery on a future date specified in the prospectus supplement. There may be limitations on the minimum amount which may be purchased by any institutional investor or on the portion of the aggregate principal amount of the particular securities which may be sold pursuant to those arrangements. Institutional investors to which those offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by us and/or a TECO Trust. The obligations of any of those purchasers under such delayed delivery and payment arrangements will not be subject to any conditions except (a) the purchase by an institution of the particular securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (b) if the particular securities are being sold to underwriters, a TECO Trust shall have sold to those underwriters all of those securities other than the securities covered by those arrangements. Underwriters will not have any responsibility in respect of the validity of those arrangements or the performance by us or those institutional investors under those arrangements.

     If any underwriter or any selling group member intends to engage in stabilizing, syndicate short covering transactions, penalty bids or any other transaction in connection with the offering of securities that may stabilize, maintain, or otherwise affect the price of those securities, that intention and a description of those transactions will be described in the applicable prospectus supplement.

     Agents and underwriters may be entitled under agreements entered into with us and/or the applicable TECO Trust and TECO Limited Liability Company to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

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

                                 LEGAL MATTERS

     Unless otherwise indicated in the applicable prospectus supplements, certain legal matters in connection with the securities will be passed upon (a) for us by Palmer & Dodge LLP, Boston, Massachusetts, (b) for the TECO Trusts (with respect to the validity of the trust preferred securities under Delaware law) by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to us and the TECO Trusts, (c) for the TECO Limited Liability Companies (with respect to the validity of the company preferred securities under Delaware law) by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to us and the TECO Limited Liability Companies, and (d) for any underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of TECO Energy for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

     We and the TECO Trusts and TECO Limited Liability Companies filed a registration statement on Form S-3 with the SEC covering the junior subordinated notes, company preferred securities and trust preferred securities. For further information on us, the TECO Trusts, the junior subordinated notes, the limited liability companies' securities and the trusts' securities, you should refer to the registration statement and its exhibits. This prospectus discusses material provisions of the indenture under which the junior subordinated notes will be issued. Because the prospectus may not contain all the information that you may find important, you should review the full text of the indenture and other documents we have filed as exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities discussed are registered in the above mentioned registration statement are sold.

     - Our Annual Report on Form 10-K for the fiscal year ended December 31,
       1999;

     - our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2000, June 30, 2000 and September 30, 2000; and

     - our Current Reports on Form 8-K dated February 16, 2000, February 29, 2000, July 20, 2000, September 20, 2000, September 25, 2000, October 30,
       2000, November 14, 2000 and November 16, 2000.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                         Director of Investor Relations
                               TECO Energy, Inc.
                                   TECO Plaza
                           702 North Franklin Street
                              Tampa, Florida 33602
                                 (813) 228-4111

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or term sheet is accurate as of any date other than the date on the front of these documents.

                      8,000,000 TRUST PREFERRED SECURITIES

                              TECO CAPITAL TRUST I
                  8.50% TRUST PREFERRED SECURITIES (TRUPS(R))
             ($25 LIQUIDATION AMOUNT PER TRUST PREFERRED SECURITY)
                     REPRESENTING A CORRESPONDING AMOUNT OF
                          COMPANY PREFERRED SECURITIES
                                       OF

                          TECO FUNDING COMPANY I, LLC
                   FULLY AND UNCONDITIONALLY GUARANTEED ON A
                          JUNIOR SUBORDINATED BASIS BY

                               TECO ENERGY, INC.

         -------------------------------------------------------------

                             PROSPECTUS SUPPLEMENT

                               December 14, 2000

                 (Including prospectus dated December 7, 2000)

            --------------------------------------------------------

SALOMON SMITH BARNEY
               MERRILL LYNCH & CO.
                               MORGAN STANLEY DEAN WITTER
                                            PRUDENTIAL SECURITIES
                                                      UBS WARBURG LLC